SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C. 20549
                ----------------------------------
                             FORM S-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 Community National Bancorporation
       ------------------------------------------------------
       (Exact name of registrant as specified in its charter)

        Georgia               6711              58-1856963
     ---------------   -----------------     ----------------
     (State or other   (Primary Standard     (I.R.S. Employer
     jurisdiction of       Industrial         Identification
     incorporation of    Classification           Number)
       organization)      Code Number)

                   561 East Washington Avenue - Box 2619
                       Ashburn, Georgia 31714-2619
                               (912) 567-9686
  ----------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                ------------------------------------
     With a copy to:
     T. Brinson Brock, Sr.         Daniel D. Dinur, Esquire
     561 East Washington Avenue    Dinur & Associates, P.C.
      - Box 2619                   990 Hammond Drive, Suite 760
     Ashburn, Georgia 31714-2619   Atlanta, Georgia 30328
     (912) 567-9686                (770) 395-3170
-----------------------------------------------------------------
(Name, address, including zip code, and telephone number of agent for service)

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering.
________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the registration statement number of the earlier effective registration statement for the same offering.
______

                    CALCULATION OF REGISTRATION FEE


_____________ ______________ __________ _____________ ____________
Title of      Amount To Be   Proposed   Proposed      Amount
Each Class    Registered (1) Maximum    Maxiomum      Registration
Of                           Offering   Aggregate     Fee (2)
Securities                   Price Per  Offering
To Be
Registered
_____________ ______________ __________ _____________ ____________

Common        248,000 shares   $7.69     $1,907,120     $513.18
_____________ ______________ __________ _____________ ____________
(1) Computed as the maximum number of shares of the Registrant which may be issued in connection with the merger of Tarpon Financial Corporation with and into the Registrant.
(2) Computed in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, on the basis of the book value of the common stock of Tarpon Financial Corporation at September 30, 1999, there being 155,000 shares of such stock issued and outstanding, having an aggregate book value on that date of $1,908,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to such Section 8(a), may determine.


                    TARPON FINANCIAL CORPORATION


To Our Shareholders:

     You are cordially invited to attend a special meeting of the shareholders of Tarpon Financial Corporation, or Tarpon, to be held at 710 East Tarpon Avenue, Tarpon Springs, Florida 34689, at
10:00 A.M., on January -----, 2000.

     At the meeting, you will be asked to vote on a merger that would result in Tarpon's bank subsidiary, First National Bank, becoming a subsidiary of Community National Bancorporation and Tarpon ceasing to exist. Community is a bank holding company headquartered in Ashburn, Georgia, which owns two national banks, and has approximately $127 million in assets. Its common stock trades on the Over-The-Counter Bulletin Board.

     In the merger, each of you will receive $24 in cash and common stock of Community for each share of Tarpon common stock you own just before the merger. Of the total cash and stock you are entitled to receive for your Tarpon shares, no more than 40% can be in cash. So, for each 100 Tarpon shares you own, you can elect to receive more than $1,440 ($24 X .6 X 100) in Community stock, but not less than such amount. The Community shares will each be valued at $15 for purposes of the merger. Thus, if you elected to receive the cash and Community stock in the 40% - 60% proportion, you will receive $960 in cash and 96 shares of Community stock for each 100 Tarpon shares you own.

     Your Board of Directors has unanimously approved the proposed merger after determining that the consideration to be paid by Community is fair to and in the best interests of Tarpon and its shareholders. The Board of Directors recommends that you vote FOR the merger.

     Whether or not you plan to attend the meeting, please complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope so that your shares may be represented at the meeting. Your vote is very important. Returning the proxy card does not deprive you of the right to attend the meeting and vote your shares in person.

     Please read the section entitled "Questions and Answers About the Merger" on page 1 and "Risk Factors" on page 11 before completing your proxy card.

                                Very truly yours,


                                Mary Z. Smitzes
                                Chairman of the Board of Directors

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. These securities are not earnings on deposit accounts and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     Community's common stock is listed on the OTC Bulletin Board under the ticker symbol "CBAC."

     This Proxy Statement/Prospectus is dated December ---, 1999 and was first mailed to Tarpon shareholders on or about December - --, 1999.

                         TARPON FINANCIAL CORPORATION
                 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     Tarpon will hold a special meeting of its shareholders at its main office at 710 East Tarpon Avenue, Tarpon Springs, Florida, at 10:00 A.M., local time, on January ---, 2000 for the following purposes:

1. To consider the approval of an Agreement and Plan of Merger, effective October 8, 1999, by and between Community and Tarpon, and the transactions contemplated by the Agreement and Plan of Merger. These transactions include the merger of Tarpon with and into Community, and all matters necessary or incidental to the merger; and

2.  Any other matters that may properly come before the Special
Meeting or any adjournment thereof.

     Only shareholders of record at the close of business on December ---, 1999, will be entitled to receive notice of and to vote at the Special Meeting or any adjournment thereof.

     Tarpon shareholders will have the right to dissent from the merger and receive payment in cash for the fair value of their Tarpon shares by following the procedures set forth in Section
607.1301 et. seq. of the Florida Business Corporation Act, as amended. A copy of these sections is attached as Appendix "A" to the enclosed Proxy Statement/Prospectus.



                                   ______________________________
                                   Mary Z. Smitzes
                                   Chairman of the Board of
                                   Directors

Tarpon Springs, Florida
December ---, 1999


     Whether or not you plan to attend the Special Meeting , please complete, sign, date, and promptly return the accompanying proxy in the enclosed self-addressed, postage-paid envelope.


                       TABLE OF CONTENTS

                                                           Page

QUESTIONS AND ANSWERS ABOUT THE MERGER........................1

SUMMARY.......................................................4
     The Companies and Their Businesses.......................4
     The Merger...............................................4
     What the Tarpon Shareholders Will Receive................4
     Our Reasons for the Merger...............................5
     Opinion of Financial Advisor.............................5
     Tarpon Special Shareholders' Meeting.....................5
     Recommendation to Shareholders...........................6
     Dissenters' Rights.......................................6
     Vote Required to Approve the Merger......................6
     Interests of Certain Persons in the Merger...............6
     Conditions to the Merger; Regulatory Approvals...........7
     Tax Considerations.......................................7
     Effective Time of the Merger.............................8
     Waiver and Amendment.....................................8
     Termination of the Merger Agreement......................8
     Effect of the Merger on Rights of Tarpon Shareholders....8
     Unaudited Comparative Pro Forma Share Data...............9
     Comparative Market Price Information....................10
     Pro Forma Financial Information.........................11

RISK FACTORS.................................................11
     Because the exchange price is fixed, you may
       receive less than you expected in value for your
       Tarpon shares.........................................11
     You may have difficulty in selling your Community
       shares because of the sporadic and thin trading
       market for such shares................................11
     It will be difficult for anyone to take over Community..11
     A WARNING ABOUT FORWARD-LOOKING STATEMENTS..............12

THE SPECIAL MEETING..........................................13
     General Information.....................................13
     Voting Information......................................13

THE MERGER...................................................14
     The Merger Agreement....................................14
     How the Merger Will Work................................15
     Background of and Reasons for the Merger................15
     Recommendation of Tarpon's Board of Directors...........16
     Opinion of Financial Adviser............................16
     Conditions Precedent to Closing.........................21
     Regulatory Approvals....................................22
     Waiver and Amendment....................................22
     Termination.............................................22
     Interests of Certain Persons in the Merger..............22
     Employee Benefits.......................................23
     Income Tax Considerations...............................23
     Accounting Treatment....................................25
     Expenses................................................25
     Resales of the Community Shares.........................25
     OTC Bulletin Board Listing; Future NASDAQ
       National Market Listing...............................26

DESCRIPTION OF STOCK AND EFFECT OF MERGER ON THE RIGHTS OF
  TARPON SHAREHOLDERS........................................26
     Capitalization of Community.............................27
     Staggered Board of Directors; Supermajority Approvals...27
     Capitalization of Tarpon................................28
     Rights of Dissent and Appraisal.........................28

DESCRIPTION OF COMMUNITY.....................................30
     Business................................................30
     Additional Information..................................30

SUPERVISION AND REGULATION...................................31
     Community...............................................31
     Tarpon..................................................33

DESCRIPTION OF TARPON........................................33
     Background..............................................33
     Business................................................34
     Market for Tarpon Shares and Related
       Shareholder Matters...................................35
     Management's Discussion and Analysis of Financial
       Condition and Results of Operation For the Years Ended December 31, 1998 and 1997 and the Nine Months Ended
       September 30, 1999 and September 31, 1998.............35

EXPERTS......................................................37
     Community...............................................37
     Tarpon..................................................37

OTHER MATTERS................................................37

SHAREHOLDER PROPOSALS........................................38

WHERE YOU CAN FIND MORE INFORMATION..........................38

INDEX TO FINANCIAL STATEMENTS OF TARPON......................40

APPENDICES
     Appendix "A" - Sections 607.1301, 607.1302 and 607.1320
       of the Florida Business Corporation Act
     Appendix "B" - Opinion of Alan C. Ewing & Co.
     Appendix "C" - Agreement and Plan of Merger
     Appendix "D" - Tax Opinion of Francis & Co., CPA's
     Appendix "E" - Amended and Restated Articles of
       Incorporation of Community
     Appendix "F" - Amended and Restated Bylaws of Community



                QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What is the proposed merger?

A: Community has agreed to acquire all of the issued and outstanding Tarpon shares in a merger of Tarpon with and into Community. As a result, Tarpon's bank subsidiary, First National Bank, would become a wholly-owned subsidiary of Community and Tarpon would cease to exist. The merger is subject to the approval of a majority of the Tarpon shares.

Q: Who is Community?

A: Community is a 10-year old bank holding company headquartered in Ashburn, Georgia. It owns two national banks, Community National Bank, based in Ashburn, Georgia, and Cumberland National Bank, based in St. Mary's, Georgia. It has assets of $126.7 million and capital of $13.3 million and its shares are traded on the OTC Bulletin Board.

Q: What will the Tarpon shareholders receive in the merger?

A: Each Tarpon share is valued in the merger at $24. A Tarpon shareholder my elect to receive cash and Community shares or only Community shares in exchange for his/her Tarpon shares, but any cash he/she elects to receive cannot exceed 40% of the total value of the consideration he/she is entitled to receive in the merger. The Community shares are each valued at $15 for purposes of the merger so that 1.6 Community shares have a value equivalent to one Tarpon share. The $15 value is equal to the average price the Community shares have been trading in sporadic trading since June 1999, on the OTC Bulletin Board. As a result, for each 100 Tarpon shares, a Tarpon shareholder can receive:
* 160 Community shares if he/she elects to take all of the consideration in Community shares;
* $960 in cash and 96 Community shares if he/she elects to take the maximum permissible cash consideration; or
* less than $960 in cash and more Community shares, if he/she decides to take a position in between these two extremes.

     Note that the $15 value and 1.6:1 exchange ratio will not be adjusted if Community shares trade at a higher or lower level immediately before the merger.

Q: Will the Community shares received by the Tarpon shareholders be freely tradable?

A: Yes. This Proxy Statement/Prospectus is part of a Registration Statement which became effective with the Securities and Exchange Commission on December ___, 1999. As a result, the Community shares will become freely tradable without restrictions immediately after the merger is completed, except in the hands of those Tarpon shareholders who serve as directors or officers or who own on the date of this Special Meeting 10% or more of the total shares of Community. See, "The Merger - Resales of the Community Shares," on page 25.

Q: Does Tarpon's Board of Directors recommend voting in favor of the merger?

A: Yes. After careful consideration, Tarpon's Board of Directors unanimously recommends that the shareholders vote in favor of the merger. In the directors' opinion, the merger is an opportunity for First National Bank to become part of a larger, better capitalized bank holding company structure, with experienced management, and thus better equipped to compete in Tarpon's marketplace. At the same time, it is also an opportunity to preserve First National Bank's local identity. Also, as a result of the merger, Tarpon shareholders will exchange their non-publicly traded Tarpon shares for publicly-traded Community shares. In this connection, after the merger, Community's stock will satisfy the listing requirements of the NASDAQ National Market. As the Community shares become listed on NASDAQ, Tarpon shareholders will have access to an even broader public market when wishing to sell their Community shares. In recommending that the merger be approved, the Board of Directors also relied on an opinion from the investment banking firm of Alan C. Ewing & Co. For a more complete description of the Board's recommendation, see "The Merger - Recommendation of Tarpon's Board of Directors," on page 16.

Q: Have any Tarpon shareholders already indicated how they are going to vote on the merger?

A: Yes. Mary Z. Smitzes, Chairman of the Board of Tarpon, and the other directors and executive officers who together own
94,250, or 60.8%, of the Tarpon shares, have stated that they will vote FOR the merger.

Q: How will the merger be treated for federal income tax purposes?

A: Community and Tarpon received an opinion from Francis & Co., CPA's, that the merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Tarpon shareholders who receive only Community shares as consideration in the merger will recognize no gain or loss. However, those Tarpon shareholders receiving cash as partial consideration will recognize gain or loss based on the cash received. See "The Merger - Income Tax Considerations," on page 23.

Q: If I vote against the merger but the merger is approved, does Florida law entitle me to dissent and appraisal rights?

A: Yes. Under Florida law, each Tarpon shareholder may dissent from the merger and receive in cash the fair value, as of the day prior to the Special Meeting, of his/her Tarpon shares. Tarpon shareholders wishing to elect this option must strictly comply with the procedure set forth in the Florida Business Corporation Act. For a detailed summary of the procedure, see "Description of Stock and Effects of Merger on Rights of Tarpon Shareholders - Rights of Dissent and Appraisal," on page 28.

Q: When will the merger take place?

A: The merger will take place only after it is approved by the holders of a majority of the Tarpon shares, with not more than 5% of such shares having elected dissenters' rights as described above, and it is approved by the banking regulatory authorities. As of the date of this Proxy Statement/Prospectus, the banking regulators have not yet given final approval of the merger. You will receive the Community shares and cash, if any, to which you are entitled as soon as practicable after you indicate in writing how many Community shares and how much cash you elect to receive for your Tarpon shares.

Q: What do I need to do now?

A: After you have carefully read this Proxy
Statement/Prospectus, mail your signed proxy card in the enclosed envelope as soon as possible so that your Tarpon shares may be represented at the Special Meeting. If you do not include instructions on how to vote your properly signed proxy, your Tarpon shares will be voted "FOR" the approval of the merger.

Q: If my Tarpon shares are held in "street name" by my broker, will my broker vote my Tarpon shares for me?

A: Your broker will not be able to vote your Tarpon shares without instructions from you. Your failure so to instruct your broker will result in your Tarpon shares not being voted. If you fail to return a proxy card or abstain from voting, the effect will be a vote "AGAINST" the merger.

Q: Can I change my vote after I have submitted my proxy?

A: Yes. There are three ways you can change your vote. First, you may send a written notice to the Secretary of Tarpon stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card by mail or submit your proxy with new voting instructions. Third, you may attend the Special Meeting and vote in person. Simply attending the Special Meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure that you will have received from your broker as to how to change or revoke your proxy.

Q: Who should I call with questions?

A: You may call Barbara Richards at (727) 938-9771 with any questions about the merger. You may also obtain additional information about Community from documents filed by Community with the Securities and Exchange Commission by following the instructions in the section entitled "Where You Can Find More Information," on page 38.

                           SUMMARY

     This summary highlights selected information contained in this Proxy Statement/Prospectus and related documents. Because this is a summary, it does not contain all of the information that may be important to you. To understand the merger fully, you should read this entire document and the other documents that we have referred you to.

The Companies and Their Businesses
----------------------------------

Community National Bancorporation
561 East Washington Street, Box 2619
Ashburn, Georgia 31714-2619

     Community, a Georgia corporation, is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As of September 30, 1999, Community had total assets of $126.7 million, total deposits of $112.4 million, shareholders' equity of $13.3 million, and net loans of $104.6 million. Through its two banking subsidiaries, Community National Bank and Cumberland National Bank, Community presently provides banking services at 4 offices located in the State of Georgia. See "Description of Community," on page 30.

Tarpon Financial Corporation
710 East Tarpon Avenue
Tarpon Springs, Florida 34689

     Tarpon, a Florida corporation, is registered as a bank holding company under the Bank Holding Company Act. As of September 30, 1999, Tarpon had total assets of $20.8 million, total deposits of $18.7 million, total shareholders' equity of $1.9 million and net loans of $11.8 million. Through its banking subsidiary, First National Bank, Tarpon Springs, Tarpon presently provides banking services at an office in Tarpon Springs, Florida. See "Description of Tarpon," on page 33.

The Merger

     Tarpon will be merged with and into Community, with Community being the survivor of the merger. After the merger, Community will operate First National Bank as its wholly-owned subsidiary.

What the Tarpon Shareholders Will Receive

     In the merger, each Tarpon share will be cancelled and converted into the right to receive, at the election of its holder either $24.00 in cash or 1.6 Community shares, provided, that in no event shall the total package of cash and Community shares received by any Tarpon shareholder contain less than 60% Community shares. No fractional Community shares will be issued in connection with the merger. Cash (without interest) will be paid instead of issuing fractional shares.

Our Reasons for the Merger

     The Board of Directors of Tarpon considered a variety of factors in evaluating the merger. These factors included the following:

* the value of the consideration to be received by the Tarpon shareholders relative to the book value and earnings per share of the Tarpon shares;

* information concerning the financial condition, results of operations and business prospects of Community and the compatibility of Community's community banking concept with Tarpon's;

* the financial terms of recent mergers in the financial services industry;

* the alternatives to the merger, including remaining an independent institution;

* the competitive and regulatory environment for financial institutions generally;

* the fact that the merger will enable Tarpon shareholders to exchange their Tarpon shares, in a tax-free or partially tax-free transaction, for shares of common stock of a larger bank holding company, the stock of which is publicly traded; and

* the opinion of Allen C. Ewing & Co., investment bankers, or Ewing, that the consideration to be received by Tarpon shareholders as a result of the merger is fair from a financial point of view.

     The Board of Directors of Community, after careful study and evaluation of relevant factors, believes that the merger will provide Community with expanded market opportunities for profitable long-term growth. The Community Board believes that the merger will result in the profitable integration of Tarpon as a well-positioned banking organization into Community's existing organization. See "The Merger - Background of and Reasons for the Merger," on page 15.

Opinion of Financial Adviser

     Ewing has rendered an opinion to Tarpon's Board of Directors that the merger is fair from a financial point of view to Tarpon and its shareholders. A copy of the opinion is attached as Appendix "B" to this Proxy Statement/Prospectus. We urge you to read the opinion in its entirety to understand the assumptions made, other matters considered and the reviews undertaken. See "The Merger - Opinion of Financial Adviser," on page 16.

Tarpon Special Shareholders' Meeting

     The Special Meeting will be held at 10:00 A.M., local time, on January __, 2000, at Tarpon's main office at 710 East Tarpon Avenue, Tarpon Springs, Florida 34689. Only holders of Tarpon shares on December ___, 1999, will be entitled to vote at the Special Meeting. See "The Special Meeting," on page 13.

Recommendation to Shareholders

     The Board of Directors of Tarpon has determined that the merger is in the best interests of the shareholders of Tarpon and has approved the Agreement and Plan of Merger, or the Merger Agreement, which governs the merger and a copy of which is attached as Appendix "C" to this Proxy Statement/Prospectus. Accordingly, the Board of Directors unanimously recommends that the shareholders of Tarpon vote "FOR" the merger. See "The Merger - Recommendation of Tarpon's Board of Directors," on page 16.

Dissenters' Rights

     Sections 607.1301, 607.1302 and 607.1320 of the Florida
Business Corporation Act, as amended, entitle Tarpon shareholders to statutory dissenters' rights of appraisal with respect to the merger. These sections are reprinted in their entirety as Appendix "A" to this Proxy Statement/Prospectus. You may lose these dissenters' rights if you do not precisely follow the statutory procedure for exercising dissenters' rights. See "Description of Stock and Effect of Merger on the Rights of Tarpon Shareholders - Rights of Dissent and Appraisal," on page 28.

Vote Required to Approve the Merger

     The holders of a majority of the issued and outstanding Tarpon shares entitled to vote at the Special Meeting must approve the Merger Agreement and authorize the merger. The Tarpon shareholders are entitled to one vote on each matter to be considered and voted on at the Special Meeting for each Tarpon Share held by them of record at the close of business on December __, 1999.

     In comparison to the requirement that a simple majority approve the merger, as of December ___, 1999, Tarpon's present directors and executive officers had the power to vote, or direct the voting of, approximately 60.8% of the outstanding Tarpon shares. We expect that all of the Tarpon shares as to which Tarpon's directors and executive officers control the voting power will be voted to approve the Merger Agreement and the merger. Approval of the merger by the Community shareholders is not required and will not be sought. See "The Special Meeting - Voting Information," on page 13.

Interests of Certain Persons in the Merger

     Except for Mary Z. Smitzes, no officer or director of Tarpon, or an associate of any such person, has any direct or indirect material interest in the merger, including any agreements for continued employment after the merger. Mrs. Smitzes and Community will enter into a consulting agreement which will continue for 5 years after the merger. Tarpon's Board of Directors was aware of such agreement and took it into account in approving the merger.

Conditions to the Merger; Regulatory Approvals

     Consummation of the merger is subject to various conditions, including:

* receipt of Tarpon shareholder approval where not more than 5% of the Tarpon shares elect to dissent from the merger;

* receipt of the necessary regulatory approvals (described more fully below);

* receipt of an opinion from Francis & Co., CPA's, regarding certain tax aspects of the merger (which has been satisfied) and;

*  satisfaction of other customary closing conditions.

     Consummation of the merger is subject to the receipt of the prior approval of the Board of Governors of the Federal Reserve System, or the Fed, under the Bank Holding Company Act. Upon such approval, the U. S. Department of Justice will have up to 30 days to object to the merger on antitrust grounds, but may shorten its review period to fifteen days. An application for prior approval has been submitted but has not yet been approved. See "The Merger - Conditions Precedent to Closing," on page 21 and "Regulatory Approvals," on page 22.

Tax Considerations

     Community and Tarpon have received an opinion from Francis
& Co., CPA's, a copy of which is attached as Appendix "D" to his Proxy Statement/Prospectus, that, among other things, for federal income tax purposes:

* the merger will constitute a tax-free "reorganization" within the meaning of Section 368(a)(1)(A) of the Internal Revenue
   Code of 1986, as amended, or the Tax Code;

* Tarpon shareholders who receive only Community common stock in exchange for their Tarpon common stock will not recognize gain or loss in the merger except with respect to any fractional share of Community common stock for which cash is received;

* Tarpon shareholders who receive a combination or Community common stock and cash in exchange for their Tarpon common stock will recognize gain equal to the lesser of

     * the fair market value of the Community common stock plus the amount of cash received, less his/her tax basis in the Tarpon common stock surrendered, or,

     *  the amount of cash received;

* the tax basis of the Community common stock received in the merger by a Tarpon shareholder will be the same as the tax basis of the Tarpon common stock exchanged for such Community common stock, decreased by an amount of cash received in the exchange and increased by the amount of gain recognized by the Tarpon shareholder in the exchange; and

* the holding period of the Community common stock received by a Tarpon shareholder will period include the holding during which the Tarpon shareholder held the Tarpon common stock exchanged provided the Tarpon common stock is held as a capital asset at the effective date of the merger.

     For a more detailed discussion, see "The Merger - Income Tax Considerations," on page 23. All Tarpon shareholders are urged to consult their own tax advisors as to the specific consequences to them of the merger under federal, state, local and any other applicable tax laws.

Effective Time of the Merger

     The merger will become effective when Articles of Merger are filed with both the Florida and Georgia Secretaries of State, which will take place not more than 10 business days following the later to occur of the effective date of the last required regulatory consent and the date on which the Tarpon shareholders approve the merger. This date is referred to herein as the "Effective Time of the Merger." Subject to the conditions specified in the Merger Agreement, the parties anticipate that the merger will become effective during the first quarter of 2000. There can be no assurances, however, as to whether or when the merger will occur. See "The Merger - Conditions Precedent to Closing," on page 21 and "Regulatory Approvals," on page 22.

Waiver and Amendment

     Prior to the Effective Time of the Merger, any provision of the Merger Agreement may be waived by the party entitled to the benefits of such provision or by all parties, to the extent allowed by law. Except as limited by law, the Merger Agreement may be amended at any time by an agreement in writing between Community and Tarpon. See "The Merger - Waiver and Amendment," on page 22.

Termination of the Merger Agreement

     The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger by the mutual consent in writing of Community and Tarpon. The Merger Agreement may also be terminated by either party under certain other circumstances.
See "The Merger - Termination," on page 22.

Effect of the Merger on Rights of Tarpon Shareholders

     At the Effective Time of the Merger, Tarpon shareholders (other than shareholders who exercise their statutory dissenters' rights against the merger) will automatically become holders of Community shares. At that time, their rights as shareholders of Community will be determined by the Georgia Business Corporation Code and by Community's Articles of Incorporation and Bylaws. The rights of shareholders of Community differ from the rights of shareholders of Tarpon with respect to certain important matters, including the required shareholder votes as to certain matters. See "Description of Stock and Effect of Merger on the Rights of Tarpon Shareholders," on page 26.

Unaudited Comparative Pro Forma Share Data

     The following tables show summary historical financial data for Community and Tarpon and also show similar information reflecting the merger of Community and Tarpon which is referred to as "pro forma" information. The pro forma amounts assume that the merger had been effective during the periods presented and had been treated as a "purchase" for accounting and financial reporting purposes.

     The information listed as "pro forma equivalent" for Tarpon was computed by multiplying the pro forma amounts by the per share exchange ratio of 1.6. This information reflects the fact that Tarpon shareholders will receive more than one Community share for each Tarpon share that they own before the merger.

     The pro forma information, while helpful in illustrating the financial characteristics of the continuation of Community and Tarpon under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how Community and Tarpon would actually have performed had they been combined throughout these periods. All adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of the unaudited historical interim periods have been included.

     The information in the following tables is based on the historical financial information that Community has presented in its prior filings with the SEC and the historical financial information for Tarpon included in this Proxy Statement/Prospectus. When you read the summary financial information provided in the following tables, you should also read the historical financial information provided in this document, which you can find beginning at page F-1, as well as the historical financial information in the other documents to which Community refers. See "Where You Can Find More Information," on page 38.

                                                     As of
                                    1998     September 30, 1999

Book value per share (period end):

Community                         $  8.24           $  8.65
Tarpon                              12.87             12.12
Community pro forma combined         8.25              8.54
Tarpon pro forma combined           13.20             13.66

                                             For the nine months
                                                    ended
                                    1998     September 30, 1999

Cash dividends declared per share:

Community                          $  .10          $  .10
Tarpon                                .20             - -
Community pro forma combined          .11             .09
Tarpon pro forma combined             .18             .14

                                            For the nine months
                                                    ended
                                    1998     September 30, 1999

Diluted income per share:

Community                          $  .85       $  .59
Tarpon                                .38         (.50)
Community pro forma combined          .79          .50
Tarpon pro forma combined            1.26          .80

Comparative Market Price Information

     The Community shares trade on the OTC Bulletin Board. In sporadic trading, during the three months prior to the public announcement of the merger on October 12, 1999, and since that date, some 2900 Community shares have traded, at an average price of $15 per share.

     No established trading market for the Tarpon shares exists. Transactions in the Tarpon shares are infrequent and are negotiated privately between the persons involved in such transactions. Such transactions are not reported on an exchange or other organized trading system. For these reasons, Tarpon does not have reliable data regarding recent trading activity in the Tarpon shares. As of the date of this Proxy Statement/Prospectus, there were 307 holders of record of Tarpon shares. To the best knowledge of Tarpon's management, the Tarpon shares have always traded at or around $10.00 per share. The last transaction in Tarpon shares prior to announcement of the merger, for 100 shares, took place in April 1999, at a price of $10.00 per share.

     Based on this information, the following table sets forth the closing price for Community common stock on October 11, 1999, the estimated sale price of Tarpon common stock on such date and the Tarpon common stock equivalent, which is equal to the closing price of Community common stock on October 11, 1999, multiplied by 1.6:

      Community          Tarpon Common           Tarpon Common
    Common Stock        Stock (estimated)       Stock Equivalent
    ------------        -----------------       ----------------
        $15.00               $10.00                  $24.00

     The market price of the Community shares may fluctuate before and after completion of the merger. No assurances can be given as to the market price of Community shares or Tarpon shares at, or in the case of the Community shares, after the effectiveness of the merger.

Pro Forma Financial Information

     Pro forma financial information reflecting the acquisition of Tarpon by Community is not presented here because the pro forma effect is not significant.


                           RISK FACTORS

     By voting in favor of the proposal to approve the merger, you will be choosing to invest in the Community shares. An investment in the Community shares involves a high degree of risk. In addition to the other information included in this document, you should consider the matters described below carefully in determining whether to approve the merger.

Because the       In the merger, each Tarpon share will be
eExchanged price  exchanged for a combination of $24 in cash and
is fixed, you     1.6 shares of Community common stock. This may
receive           exchange price will not be adjusted if there is
less than you     an increase or decrease in the per share price
expected in       of Community from the $15 value assumed for
value for your    purposes of the merger. Should such share price
Tarpon shares.    decrease, due to changes in the business or
                  operations of Community, or due to general market conditions, you may receive less than you expected in value for your Tarpon shares.

You may have      The Community shares you will receive in the
difficulty in     merger will be freely transferable. However, at
selling your      this time, Community's common stock is traded
Community         sporadically and thinly on the OTC Bulletin
shares because    Board. After the merger, the Community common
of the sporadic   stock will become eligible for listing on the
and thin          NASDAQ National Market and management intends to
trading market    so list it. Nevertheless, there is no assurance
for such          that an active public market for your shares
shares.           will develop.

It will be        After the merger, you will become a shareholder
difficult for     of Community. In this connection, Community's
anyone to take    Articles of Incorporation and Bylaws contain
over Community.   certain anti-takeover provisions. These
                  provisions include:

                  * The power vested in the Board of Directors to fix the terms of any preferred stock in its sole discretion;

                  * Staggered terms for the directors where only a third of them stand for reelection in any given year; and

                  *  The requirement that two-thirds of the
                     shareholders approve mergers and similar transactions, amendments to the Articles of Incorporation and Bylaws and removal of directors.

                      These provisions may discourage non-
                  negotiated takeover attempts that you might consider to be in your best interest. They will also tend to perpetuate existing management.
                  See "Description of Stock and Effect of Merger on the Rights Tarpon Shareholders - Staggered Board of Directors; Supermajority Approvals," on page 27.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Both Community and Tarpon make forward-looking statements in this document and in the Community public documents, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations. Also, when the words "believes," "expects," "anticipates" or similar expressions are used, we are making forward-looking statements. Many possible events or factors could affect the financial results and performance of each of the two companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote on the merger. These possible events or factors include the following:

  * we may lose more deposits, customers, or business than we expect;

  * competition in the banking industry may increase significantly;

  * our operating costs after the merger may be greater than we expect;

  * technological changes and systems integration may be harder to accomplish or more expensive than we expect;

  * changes in the interest rate environment may reduce our margins;

  * general economic or business conditions may be worse than we expect;

  * legislative or regulatory changes may occur that adversely affect our business;

  *  changes may occur in business conditions and inflation;

  *  changes may occur in the securities markets; and

  * we may have more trouble obtaining regulatory approvals for the merger than we expect.


                        THE SPECIAL MEETING

General Information

     This Proxy Statement/Prospectus is being furnished to the Tarpon shareholders in connection with the solicitation, by and on behalf of the Board of Directors of Tarpon, of proxies for use at the Special Meeting of shareholders of Tarpon to be held at 10:00 A.M., local time, on January ___, 2000, at Tarpon's main office at 710 East Tarpon Avenue, Tarpon Springs, Florida 34789, and at any adjournment thereof, and is being mailed on December ___, 1999, to the Tarpon shareholders entitled to receive notice of and to vote at the Special Meeting.

     The Special Meeting has been called by the Board of Directors of Tarpon so that Tarpon shareholders may consider and vote upon a proposal to merge Tarpon with Community, with Community as the resulting bank holding company, pursuant to the Merger Agreement, a copy of which is attached as Appendix "C" to this Proxy Statement/Prospectus and incorporated herein by this reference. Upon the consummation of the merger, each Tarpon share will be cancelled and converted into the right to receive at the election of its holder $24.00 in cash or 1.6 Community shares, provided that, except with respect to Tarpon shares held by dissenting shareholders, in no event shall the total consideration received by any Tarpon shareholder consist of Community shares to the extent of less than 60%.

     No fractional Community shares will be issued in connection with the merger, but, rather, cash (without interest) will be paid in lieu thereof, with the amount of cash in lieu of fractional shares to be determined based upon the $15 per share price.

Voting Information

     At the close of business on December__, 1999,, the record date for determining the Tarpon shareholders eligible to receive notice of and to vote at the Special Meeting, 155,000 Tarpon shares were issued and outstanding. With respect to all matters to be considered and voted upon at the Special Meeting, each holder of Tarpon shares is entitled to one vote for each Tarpon share he or she holds on the record date.

     The presence, in person or by proxy, of at least a majority of the total number of outstanding Tarpon shares is necessary to constitute a quorum at the Special Meeting. Some proxies may be broker non-votes (marked to indicate that the shares are not being voted on the Merger Agreement). Any proxy authorized to be voted at the Special Meeting, whether or not the proxy is marked to "ABSTAIN" or to effect a broker non-vote, will be counted in establishing a quorum.

     Approval of the Merger Agreement and the authorization of the merger require the affirmative vote of the holders of a majority of the issued and outstanding Tarpon shares entitled to vote at the Special Meeting. Consequently, both abstentions and broker non-votes will have the effect of a vote "AGAINST" the approval of the Merger Agreement.

     As of the record date for the Special Meeting, Tarpon's directors, executive officers and their affiliates had the power to vote, or direct the voting of, approximately 62% of the issued and outstanding Tarpon shares entitled to be voted at the Special Meeting. Tarpon's management anticipates that all Tarpon shares as to which Tarpon's present directors, executive officers and their affiliates control the voting power will be voted "FOR" approval of the Merger Agreement and the authorization of the merger.

     Shares represented by properly executed proxies, if such proxies are received at or prior to the Special Meeting and not subsequently revoked, will be voted at the Special Meeting in accordance with the choice specified therein, or, if no choice is specified therein, will be voted "FOR" approval of the Merger Agreement and the authorization of the merger. A proxy may be revoked by its maker at any time before it is exercised by giving written notice of revocation to Tarpon's secretary or by properly submitting to Tarpon a duly executed proxy bearing a later date. Attendance at the Special Meeting will constitute revocation of the proxy if the shareholder elects to vote in person.

     The cost of soliciting proxies from holders of the Tarpon shares will be borne by Tarpon. In addition to use of the mail, Tarpon shareholders may be solicited by personal contact, or by telephone, e-mail or other electronic communications, by directors, officers or employees of Tarpon, who will receive no additional compensation for these activities. Tarpon will reimburse custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with this solicitation of proxies.


                            THE MERGER

     The terms of the proposed merger are set forth in the Merger Agreement, which is incorporated by reference into and a copy of which is attached as Appendix "C" to this Proxy Statement/Prospectus. The following description of the merger summarizes the principal provisions of the Merger Agreement; however, it is not complete, and is qualified in all respects by reference to the Merger Agreement. All Tarpon shareholders are urged to read carefully the Merger Agreement, as well as all other appendices, in their entirety.

The Merger Agreement

     The Board of Directors of Tarpon has approved, and the proper officers of Tarpon have executed and delivered, the Merger Agreement. The Merger Agreement sets forth the terms of the merger and contains representations and warranties of each of Community and Tarpon, conditions precedent to each of Community's and Tarpon's obligations to consummate the merger, provisions relating to Tarpon's operations pending consummation of the merger and certain other provisions.

How the Merger Will Work

     At the Effective Time of the Merger, which is the date of or to be specified in the certificate to be issued by the Secretaries of State of Georgia and Florida causing the merger to become effective, the issued and outstanding shares of Tarpon common stock will be converted into the right to receive either $24 in cash or 1.6 shares of Community common stock. Within 10 business days after the Effective Time of the Merger, Community, as the Exchange Agent, will send to each Tarpon shareholder a letter of transmittal. In this letter, each Tarpon shareholder will be asked to select the relative percentage of cash (not to exceed 40%) and Community shares he/she desires, and to attach his/her Tarpon stock certificates. The cash and stock certificates representing the Community shares will be distributed by Community as promptly as practicable after receipt of each letter of transmittal and the Tarpon stock certificates.

     Community will not issue fractional shares of Community common stock in connection with the merger. Instead, Community will pay cash (without interest) in lieu of fractional shares, with the amount of cash to be paid in lieu of fractional shares being determined based upon the $15 per share purchase price.

     The delivery of cash and Community stock certificates may be subject to possible forfeiture under applicable escheat laws if Tarpon stock certificates are not surrendered for exchange within the legally specified periods of time, which periods vary with the state of residence of the certificate holder. Therefore, we urge all Tarpon shareholders to surrender their Tarpon stock certificates at the earliest possible date after consummation of the merger.

     On the basis of the number of shares of Tarpon common stock which were outstanding on the date of this Proxy
Statement/Prospectus, a maximum of 248,000 shares and a minimum of 148,800 shares of Community common stock may be issued to the Tarpon shareholders pursuant to the terms of the Merger
Agreement.

Background of and Reasons for the Merger

     In early April 1999, shortly before his death on April 18, 1999, Louis J. Smitzes, then Chairman of the Board and President of Tarpon, having been introduced to Community by Francis & Co., CPA's, inquired with Community about a possible affiliation. Immediately after Mr. Smitzes' death, the Board of Directors of Tarpon intensified its efforts to examine all strategic alternatives available to Tarpon, including a possible merger with Community. After a thorough analysis of these alternatives, it became apparent to the Board of Directors that a merger with and into a larger, better capitalized bank holding company, but one which will allow First National Bank to preserve its local identity as a community bank and yet make First National Bank better equipped to compete within its marketplace of Pinellas County, would be the alternative best suited for Tarpon. The Board of Directors then determined that a merger with and into Community, not a large multi-state financial institution already having banking subsidies in Florida, would meet Tarpon's objectives, including the preservation of the local identity of First National Bank as a community bank.

     After a period of mutual due diligence and to allow Tarpon to settle certain litigation, the Merger Agreement was unanimously approved by the Board of Directors of both companies on September 29, 1999, became effective on October 8, 1999 and was publicly announced on October 12, 1999.

     The terms of the merger were the result of arms'-length negotiations between representatives of Tarpon and representatives of Community. Without assigning any relative or specific weights to the factors, the Board of Directors of Tarpon considered the following material factors:

  * the value of the consideration to be received by Tarpon shareholders relative to the book value and earnings per share of Tarpon common stock;

  * information concerning the financial condition, results of operations and business prospects of Community and the compatibility of Community's banking concept with Tarpon's;

  * the financial terms of recent business combinations in the financial services industry;

  * the alternatives to the merger, including remaining an independent institution;

  * the competitive and regulatory environment for financial institutions generally;

  * the fact that the merger will enable Tarpon shareholders to exchange their Tarpon shares, in a tax-free or partially tax-free transaction, for shares of common stock of a larger bank holding company, the stock of which is publicly traded; and

  * the opinion of Ewing, that the consideration to be received by Tarpon shareholders as a result of the merger is fair from a financial point of view.

     Each member of the Board of Directors of Tarpon has agreed to vote his/her shares of Tarpon common stock in favor of the merger.

TARPON'S BOARD OF DIRECTORS RECOMMENDS THAT TARPON SHAREHOLDERS
VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

     Management of Community believes that the merger will provide Community with expanded market opportunities for profitable long-term growth. Management of Community also believes that the merger will result in a profitable integration of Tarpon as a well positioned banking organization into Community's existing organization.

Opinion of Financial Adviser

     Tarpon has retained Ewing to render to Tarpon's Board of Directors an opinion with respect to the fairness to the shareholders of the consideration to be received in the merger from a financial point of view. On December 2, 1999, Ewing delivered to Tarpon a letter confirming the consideration to be received as fair from a financial point of view. The full text of the letter appearing as Appendix "B" to this Proxy Statement/Prospectus, should be read carefully and in its entirety. Ewing's opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction. The fairness opinion was based upon information available to Ewing as of the date the opinion was rendered.

     In rendering its opinion, Ewing has, among other things:

  * reviewed certain publicly available financial and other data with respect to Community, including audited financial statements for the past three years, Tarpon's audited financial statements for the past three years, and certain other relevant financial and operating records of Tarpon and Community;

  *  reviewed the Merger Agreement;

  * reviewed certain historical market prices and trading volumes of the Community common stock as reported by the OTC Bulletin Board and historical and current market prices for the Tarpon shares;

  * considered the financial terms, to the extent publicly available, of selected recent acquisitions of financial institutions which Ewing deemed to be comparable, in whole or in part, to the merger;

  * analyzed the business prospects of Tarpon and Community, and the economies of their respective markets;

  * inquired about and discussed the Merger Agreement and other related matters with Tarpon's counsel; and

  * performed such other analyses and examinations as Ewing deemed appropriate.

     In connection with this review, Ewing assumed and relied on the accuracy and completeness of the financial and other information provided to it by Tarpon and Community. Ewing made no independent verification of the supplied information, did not make or obtain any evaluation or appraisal of the assets or liabilities of Tarpon and did not review any credit or loan files from Tarpon's loan portfolio. Ewing did hold discussions with the management of Tarpon concerning its historical operations and future prospects and the decision of its Board of Directors to negotiate with Community. The opinion is based upon market and economic conditions as they existed on the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes in the market price of securities, the results of operations, or material changes in the value of the assets or liabilities of Tarpon could affect the assumptions used and the conclusions of the opinion.

     Ewing is a regional investment banking firm that specializes in the research, trading, and provision of corporate finance services to the banking and thrift industries. Tarpon's Board of Directors selected Ewing to provide the opinion on the basis of the firm's expertise in mergers and acquisitions of community banks, prior experience with Community, and knowledge of the history of Tarpon.

     The following summary of the analysis performed by Ewing in connection with its opinion is not a complete description of the analysis performed by Ewing. The evaluation of the fairness, from a financial point of view, of the consideration to be received in the merger was to some extent a subjective one based on the experience and judgment of Ewing and not merely the result of mathematical analysis of financial data. The preparation of a fairness opinion involves a determination as to the most appropriate factors to be considered as well as relevant methods of financial analysis and the application of those factors and methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Ewing believes that its analysis must be considered as a whole and that selecting only portions of the analysis and factors considered by Ewing could create an incomplete view of the process underlying Ewing's opinion. In addition, Ewing may have given various factors more or less weight than others and may have deemed various assumptions more or less probable than other assumptions. In its analysis, Ewing incorporated numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Tarpon's and Community's control. Any estimates contained in Ewing's analysis are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Such estimates were prepared solely as part of Ewing's analysis of the fairness to Tarpon's shareholders of the consideration to be paid in the merger.

     Value and Liquidity of Community Shares. Ewing reviewed the terms of the proposed consideration as reflected in the Merger Agreement, which include the issuance of Community shares plus cash for shares of Tarpon. Ewing observed that the six-month average trading price of Community shares which are listed on the OTC Bulletin Board market has been approximately $15.00 per share. Ewing observed that the trading volume in the shares has been nominal, as the average trading volume for the period July 1999-November 1999 has been not more than 2000 shares per month, and that there is only one broker-dealer making a market in the stock. As the number of Community shares to be issued in the merger will be at a minimum 148,800 shares with a maximum of 248,000 shares, the impact on the market price of Community shares caused by even a small percentage of these shares being offered for resale could be significant. For this reason, Ewing believes that a "lack of marketability" discount should be applied to the indicated market value of $15.00 per share to determine a range of market value for the Community shares after their issuance to Tarpon shareholders. Ewing applied a 20% discount to the $15.00 price per share and determined that a range of value for Community shares would be between $12.00 and $15.00 per share.

     Selection of Valuation Method. Of the four likely methods, the Comparison Method, Control Premium Method, Net Asset or Liquidating Value Method and Discounted Cash Flow Method, Ewing found that the Comparison Method is the only one appropriate for use in Tarpon's circumstances. Under this method, a comparison is made between the purchase price of the transaction in question with prices paid for similar banks during periods of similar economic activity where prices are compared on the basis of ratios commonly used in the industry, including price-to-book, price-to-earnings, and price-to-deposits.

     Analysis of Comparable Companies. Using industry information, including information prepared by SNL Securities, Ewing compared the financial performance of Tarpon with the average performance of 201 independent Florida community banks.
The performance indicators, taken from the 1998 results, utilized by Ewing for this comparison included:

  * the return on average assets, which was .26% for Tarpon compared to .87% for the 201 banks;

  * the return on average equity, which was 2.91% for Tarpon compared to 9.68% for the 201 banks;

  * the equity-to-assets ratio, which was 9.16% for Tarpon compared to 8.56% for the 201 Florida banks; and

  * the ratio of non-performing assets-to-assets, which was .28% for Tarpon compared to .29% for the 201 banks.

     On the whole, Ewing observed that Tarpon's operating performance in 1998 and in 1999 did not compare favorably with the average performance of Florida's 201 community banks.

     Analysis of Comparable Transactions. Ewing reviewed the terms and financial characteristics of selected transactions involving the acquisition of Florida banks by commercial bank holding companies in 1998 and 1999. For comparison, Ewing selected transactions involving similarly performing banks in Florida during the 21 month period commencing January 1, 1998 and ending September 30, 1999. A total of 30 transactions were identified, which Ewing believed was a sufficiently large number for comparison purposes. After eliminating all transactions involving selling banks with assets in excess of $75 million, transactions in which the operations of the selling bank were unprofitable in the year of acquisition and transactions involving selling banks with non-performing assets in excess of 1% of assets, Ewing used 12 of the 30 transactions as the basis for comparison.. In the comparison, Ewing analyzed the two ratios that are generally utilized in the banking industry for comparing the prices paid in transactions involving banks.
These ratios are price-to-book value ratio, which was between
1.73 and 1.92 for the Tarpon/Community transaction compared to an average of 2.67 for the 12 transactions, and price-to-earnings ratio, which was between 57.0 and 65.0 for the Tarpon/Community transaction compared to 22.74 for the 12 transactions. On the whole, Ewing observed that the price to be paid by Community is somewhat lower than the price paid in the comparable transactions when based on the price-to-book ratio, but is very much higher when based on the price-to-earnings ratio.

     Because the reasons for and circumstances surrounding each of the transactions analyzed were diverse and because of the inherent differences between the operations of Tarpon and the 12 banks in the selected transactions, Ewing believed that a strict reliance on the quantitative comparable transaction analysis is not meaningful without further qualitative considerations.
Ewing believed that the proper use of a comparable transaction analysis would involve qualitative judgments concerning differences between the characteristics of these transactions and the Tarpon merger which may have affected the acquisition value of the acquired companies and Tarpon. The qualitative factors considered by Ewing in connection with its opinion included Ewing's views as to the number of potential buyers in each of these transactions and the ability of the acquirors to implement cost savings and business synergies as a result of each merger.

     Analysis of Community's Financial Performance. Ewing performed an analysis as to the relative profitability and quality of the shares of Community including a comparison of Community's operating performance with the average of 5 other publicly traded smaller bank holding companies that serve smaller markets in Georgia. Ewing observed that for the twelve-month period ended June 30, 1999, Community produced an return on assets of 1.21% compared to an average of .98% for the 5 bank holding companies, a return on equity of 11.50% compared to an average of 10.51% for the 5 bank holding companies, and had non-performing assets-to-assets of .67% compared to an average of
 .45% for the 5 bank holding companies, and an equity-to-assets ratio of 10.48% compared to an average of 9.21% for the 5 bank holding companies. On the whole, Ewing observed that Community performed better than its peers with respect to 4 out of the 5 typical indicators of financial strength and performance.

     There was no one company or transaction used in the above analysis as a comparison that is identical to Tarpon, Community, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading of the companies to which they are being compared. Mathematical analysis (such as determining an average or median) is not, in itself, a meaningful method of using comparable company data. Analysis must also be given to the consolidation issues within the financial services industry.

     Ewing also analyzed the value that Community would add in terms of:

  *  liquidity,

  * capital required to continue the growth patterns of Tarpon, and

  * the ability of senior management of Tarpon to complement that of Community as Community expands its franchise in Pinellas County, Florida.

  *  payment of future dividends.

     Trading in Community shares is currently being conducted on the OTC Bulletin Board, and upon the effectiveness of the merger, Community will apply to list the Community shares on the NASDAQ National Market. Ewing concluded that such listing will enhance the liquidity of the Community shares.

     Ewing is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, and valuations for estate, tax, corporate and other purposes. Tarpon has paid Ewing a fee of $6,000 in connection with its engagement. No compensation payable to Ewing is contingent on the conclusions reached in the opinion of Ewing. Tarpon has also agreed to indemnify Ewing and certain related persons against certain liabilities relating to or arising out of its engagement.

     The foregoing description of Ewing's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as Appendix "B" to this Proxy Statement/Prospectus. A copy of the report which accompanied the opinion may be obtained by Tarpon shareholders by calling Barbara Richards at (727) 938-9771.

Conditions Precedent to Closing

     In addition to approval of the Merger Agreement by the shareholders of Tarpon, consummation of the merger is subject to the fulfillment, on or prior to the Effective Time of Merger, of certain other conditions. Such conditions include, among others, the following:

  * the receipt of all necessary consents of the regulatory authorities;

  * there shall not be pending or threatened any action, proceeding or investigation in connection with the merger;

  * the accuracy of the representations and warranties of each of Community and Tarpon;

  * each of Community and Tarpon shall have performed and complied with all agreements and conditions to be performed or complied with by them under the Merger Agreement;

  * each of Community and Tarpon shall have delivered to the other party certain documents described in the Merger
     Agreement;

  * there shall have been no determination by either Community or Tarpon that any fact, event or condition exists or has occurred that, in the reasonable judgment of either party would have a material adverse effect on the other party or that would otherwise render inadvisable the consummation of the merger;

  * all employment agreements between Tarpon, First National Bank and any officer or employee shall be terminated as of the Effective Time of the Merger, and, at Community's election, satisfactory replacement agreements, if any, will have been executed and delivered;

  * Community shall have received the resignation of all officers and directors of Tarpon; and

  * the holders of not more than 5% of the Tarpon shares have elected to exercise their right to dissent for the merger and demand payment for cash for the fair value of their shares.

Regulatory Approvals

     Consummation of the merger and the transactions contemplated by the Merger Agreement are subject to, and conditioned upon, receipt of approval from the Fed. Application for prior approval pursuant to Section 3(a)(5) of the Bank Holding Company Act has been filed with the Fed on or about December 3, 1999. As of the date of this Proxy Statement/Prospectus, the Fed has not yet approved the merger. The merger may be consummated 30 days after the Fed grants its approval, although this period may be shortened to 15 days by the Attorney General of the United States. During this period, the United States Justice Department may challenge the merger on antitrust grounds.

     There can be no assurance that the Fed will approve or take other required action with respect to the merger. Community and Tarpon are not aware of any governmental approvals or actions that are required in order to consummate the merger except as described above. Should any such other approval or action be required, Community and Tarpon expect to seek the approval or action. However, there can be no assurance as to whether or when any other approval or action, if required, could be obtained.

Waiver and Amendment

     Prior to the Effective Time of the Merger, any provision of the Merger Agreement may be waived by the party entitled to the benefits of such provision or by all parties, to the extent allowed by law. In addition, the Merger Agreement may be amended at any time, to the extent allowed by law, by an agreement in writing between Community and Tarpon.

Termination

     The Merger Agreement may be terminated prior to the Effective Time of the Merger, either before or after its approval by the shareholders of Tarpon:

  *  by the mutual consent of Community and Tarpon

  * by Community or Tarpon if consummation if the merger does not occur by reason of the failure of any of the conditions precedent set forth in the Merger Agreement; or

  * by Community or Tarpon, in the event that the merger is not consummated by March 31, 2000, unless the failure to consummate by such time is due to the breach of the Merger
     Agreement by the party seeking to terminate.

Interests of Certain Persons in the Merger

     Except for Mary Z. Smitzes, no officer or director of Tarpon, or any associate of any such party, has any direct or indirect material interest in the merger, including agreements for the continued employment by Community after the merger. Effective after the merger, Community and Mary Z. Smitzes will enter into a consulting agreement under which Mrs. Smitzes will receive an annual consulting fee of $50,000 for 5 years, as well as reimbursement for medical coverage and life insurance premiums both at levels in effect on December 31, 1998. The consulting agreement will terminate should Mrs. Smitzes die prior to the expiration of the 5-year period. Community's decision to enter into this agreement was based on the fact that Mrs. Smitzes has been actively involved with First National Bank since its inception and has many valuable contacts in the community. The Tarpon Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

Employee Benefits

     Under the Merger Agreement, Tarpon and Community will take appropriate steps to terminate all employee benefit plans of Tarpon and First National Bank as of the Effective Time of the Merger, or as promptly as practicable thereafter, except for the health plan currently in effect for employees of First National Bank, which shall continue in effect after the Effective Time of the Merger. After the termination of all such plans, the officers and employees of Tarpon will be eligible to participate in Community's employee benefit plans, including welfare and fringe benefit plans, on the same basis as any newly-hired employee of Community, but effective at the earliest applicable entry date set forth in such plans.

Income Tax Considerations

     The following summarizes the material federal income tax consequences of the merger to Community, Tarpon and the Tarpon shareholders. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all tax consequences of the merger and, in particular, may not address federal income tax consequences applicable to you if you are subject to special treatment under federal income tax law, such as rules relating to Tarpon shareholders who are not citizens or residents of the United States, who are financial institutions, tax exempt organizations, insurance companies or dealers in securities, or shareholders who acquired their shares of Tarpon common stock pursuant to the exerciserof options or otherwise as compensation. In addition, this summary does not address the tax consequences of the merger under applicable state, local or foreign laws. This discussion assumes you hold your shares of Tarpon common stock as a capital asset within the meaning of
Section 1221 of the tax code. Each Tarpon shareholder should consult with his or her tax advisor about the tax consequences of the merger in light of his or her individual circumstances, including the application of any federal, state, local or foreign law.

     The merger is intended to be a "reorganization" under
Section 368(a)(1)(A) of the Tax Code. Community and Tarpon have received an opinion to the effect that the merger will qualify as a reorganization from Francis & Co., CPAs. The opinion represents its best judgment and is not binding on the Internal Revenue Service or any court. If the merger does not qualify as a reorganization, the exchange of Tarpon common stock for Community common stock in the merger will be a taxable transaction. If the merger does qualify as a reorganization, neither Tarpon nor Community will recognize any gain or loss for federal income tax purposes.

     The federal income tax consequences to you as a Tarpon shareholder will depend on whether you receive only shares of Community common stock or a combination of Community common stock and cash for your Tarpon common stock. The consequences of each of these two alternatives are summarized below.

     If you receive only shares of Community common stock, or only shares of Community common stock plus cash instead of a fractional share, in exchange for all your Tarpon common stock, then

  * You will not recognize any gain or loss on the exchange of your Tarpon common stock for Community common stock, except for the receipt of cash instead of a fractional share;

  * Your aggregate tax basis for the shares of Community common stock, including any fractional share interest, received for your Tarpon common stock will be the same as your aggregate tax basis for the Tarpon common stock;

  * Your holding period for shares of Community common stock, including any fractional share interest, received for your Tarpon common stock will include your holding period for the Tarpon common stock exchanged for the Community common stock.

  * If you receive cash instead of a fractional share of Community common stock, you will recognize gain or loss equal to the difference between the amount of the cash received and your tax basis allocable to the fractional share. This gain or loss generally will be capital gain or loss.

     If you exchange your Tarpon common stock for shares of Community common stock and cash, not counting any cash received instead of a fractional share, then:

  * You will recognize any gain you realize up to the amount of cash received, excluding cash paid instead of a fractional share, but will not recognize any loss on the exchange of your Tarpon common stock for Community common stock and cash. The amount of gain or loss you realize will be the difference between your tax basis for your Tarpon common stock and the sum of the fair market value, on the date of the merger, of the Community common stock you receive and the cash you receive.

  * The amount of gain recognized generally will be a capital gain. Under certain circumstances, however, the amount of gain you recognize could be taxable as a dividend to the extent of the portion of Tarpon's accumulated earnings, as computed for federal income tax purposes, allocable to your stock at the time of the merger. None of your gain should be treated as a dividend if

       * The Community common stock you and related persons, directly or indirectly, own after the merger, as a percentage of all Community common stock, is less than

       * The percentage of all Community common stock that you and related persons would, directly or indirectly, own after the merger if all the outstanding Tarpon common stock were exchanged solely for shares of Community common stock.

  * Your aggregate tax basis for the shares of Community common stock, including any fractional share interest, received for your Tarpon common stock will be the same as your aggregate tax basis for the Tarpon common stock, plus the amount of gain you recognize, minus the amount of cash you receive, excluding cash paid instead of a fractional share.

  * If you exchange two or more "blocks" of Tarpon common stock for which you paid different prices per share or otherwise have different tax bases, the amounts of gain realized and recognized should be computed separately for each block. As a result, you may not reduce the amount of gain to be recognized for one block of Tarpon common stock by a loss you realize on another block.

  * If you receive cash instead of a fractional share, you will recognize gain or loss equal to the difference between the amount of cash received and your tax basis allocable to the fractional share. This gain or loss generally will be capital gain or loss.

     You should consult your tax advisor to determine whether the gain you recognize on the exchange of your Tarpon common stock for Community common stock and cash is to be treated as a capital gain or as a dividend.

Accounting Treatment

     It is anticipated that the merger will be accounted for as a "purchase" for financial reporting purposes.

Expenses

     The Merger Agreement provides that Community and Tarpon will each pay its own expenses in connection with the merger and related transactions, including, but not limited to, the fees and expenses of its own counsel and accountants.

Resales of the Community Shares

     The Community shares issued pursuant to the Merger Agreement will be freely transferable under the Securities Act of 1933, except for shares issued to any Tarpon shareholder who may be deemed to be an "affiliate" of Tarpon for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Persons who may be deemed to be "affiliates" of Tarpon will include certain officers and directors of Tarpon as well as principal (10% or more) shareholders of Tarpon. Affiliates may not sell their Community shares acquired in connection with the merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Under Rule 145, a former director of Tarpon will be able to sell his/her Community shares immediately after the merger if he/she does not become a director or an officer of Community, but subject to the volume limitations of Rule 144(e) under the Securities Act. The former director will be able to sell his/her Community shares without being subject to the volume limitations after the expiration of an one-year period after the Effective Time of the Merger.

     This Proxy Statement/Prospectus does not cover resales of Community shares following consummation of the merger, and no person may make use of this Proxy Statement/Prospectus in connection with any such resale.

OTC Bulletin Board Listing; Future NASDAQ National Market
Listing

     Community common stock is listed and traded on the OTC Bulletin Board. The Community shares issued to the Tarpon shareholders pursuant to the Merger Agreement will also be so listed. After the merger, Community intends to list the Community shares on the NASDAQ National Market, in order to facilitate broader trading and to enhance the liquidity of the Community common stock.

DESCRIPTION OF STOCK AND EFFECT OF MERGER ON THE RIGHTS OF THE
TARPON SHAREHOLDERS

     If the merger is consummated, Tarpon shareholders (other than shareholders who perfect their statutory dissenters' rights against the merger) will become holders of Community shares.

     The following table sets forth, in summary form, a comparison of certain rights of shareholders owning Community shares and shareholders owning Tarpon shares.

Community                         Tarpon

One vote for each share held
                                  One vote for each share held

No cumulative voting rights in
the election of directors,
meaning that the holders of a
plurality of the Community
shares elect the Board of
Directors

                                  No cumulative voting rights in
                                  the election of directors,
                                  meaning that the holders of a
                                  plurality of the Tarpon shares
                                  elect the Board of Directors
Dividends may be paid from funds
legally available, subject to
contractual and regulatory
restrictions
                                  Dividends may be paid from funds
                                  legally available, subject to
                                  contractual and regulatory
                                  restrictions
Right to participate pro rata in
distribution of assets upon
liquidation
                                  Right to participate pro rata in
                                  distribution of assets upon
                                  liquidation
No pre-emptive or other rights
to subscribe for any additional
shares or securities
                                  No pre-emptive or other rights
                                  to subscribe for any additional
                                  shares or securities
No conversion rights
                                  No conversion rights
Directors serve staggered three-
year terms
                                  Directors serve one-year term
Certain corporate actions,
including business combinations,
an amendment of the Articles of
Incorporation, and the removal
of a director, require the
affirmative vote of two-thirds
of the votes entitled to be cast
by the holders of all voting
shares
                                  Corporate actions require the
                                  affirmative vote of a majority
                                  of the votes actually cast at a
                                  shareholders' meeting, except
                                  that an amendment of the
                                  Articles of Incorporation
                                  requires the affirmative vote of
                                  75% of the votes entitled to be
                                  cast by the holders of all
                                  voting shares
Preferred stock is authorized
                                  No preferred stock is authorized

     A copy of Community's Amended and Restated Articles of
Incorporation, dated May 21, 1999, and its Amended and Restated
Bylaws, is attached as Appendix "E" and "F," respectively, to this Proxy Statement/Prospectus.

Capitalization of Community

     Community is authorized to issue 60,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock and 10,000,000 shares of no par value preferred stock. As of December ___, 1999, there were 1,518,871 shares of Community common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Community's Board of Directors may at any time, without additional approval of the Community shareholders, issue authorized but unissued shares of Community common or preferred stock.

Staggered Board of Directors; Supermajority Approvals

     Community's Articles of Incorporation and Bylaws contain several provisions that may make Community a less attractive target for an acquisition of control by an outsider who does not have the support of Community's Board of Directors.

     Pursuant to Community's Articles of Incorporation and Bylaws, Community's Board of Directors is divided into three classes of directors serving staggered three-year terms, with the terms of each class of directors expiring each succeeding year. Also pursuant to Community's Articles of Incorporation and Bylaws, the vote or action of shareholders possessing two-thirds of the votes entitled to be cast by the shareholders of all the issued and outstanding shares of Community capital stock is required to:

  *  remove a member of Community's Board of Directors;

  * approve any merger or consolidation of Community with or into any other corporation, and the sale, lease, exchange or other disposition of all, or substantially all, of Community's assets to or with any other corporation, person or entity, with respect to which the approval of Community's shareholders is required by the provisions of the corporate laws of the State of Georgia; and

  *  alter, delete or rescind any provision of Community's
     Articles of Incorporation.

     Because vacancies on the Board of Directors can only be filled by a majority vote of the directors then in office, Community's staggered Board of Directors makes it more difficult for its shareholders to force an immediate change in the composition of the majority of the Board. A potential acquirer of Community may, therefore, be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing the policies or control of Community.

Capitalization of Tarpon

     Tarpon is authorized to issue 500,000 shares of common stock, $.1 par value. As of December ___, 1999, 155,000 Tarpon shares were issued and outstanding. All outstanding Tarpon shares are fully paid and nonassessable.

     The foregoing summary relating to both Community and Tarpon is not complete and is qualified in all respects by reference to the Articles of Incorporation and Bylaws of each of Community and Tarpon and the laws of the States of Georgia and Florida, respectively.

Rights of Dissent and Appraisal

     In the event that the proposal is approved, under Florida law, each Tarpon shareholder may dissent from the merger and receive in cash the fair value, as of the day prior to the Special Meeting, of his/her Tarpon shares. Such fair value is exclusive of any appreciation or depreciation in anticipation of the merger. The appraisal value of the Tarpon shares may differ from the consideration that a Tarpon shareholder would be entitled to receive under the terms of the merger. The following description summarizes the shareholder dissent provisions of the Florida Business Corporation Act, the full text of which is set forth as Appendix "A" to this Proxy Statement/Prospectus.

     Under Florida law, a Tarpon shareholder may dissent from the merger by complying with the following procedures:

  * the dissenting shareholder must deliver to Tarpon, prior to the Special Meeting, written notice of his or her intent to demand payment for his or her Tarpon shares;

  * the dissenting shareholder must refrain from voting in favor of the proposal herein;

  * within 10 days after the date of the Special Meeting, Tarpon shall give written notice of authorization of the merger by the shareholders to such dissenting shareholder;
     and

  * within 20 days after the dissenting shareholder receives such notice of authorization of the merger, the dissenting shareholder shall file with Tarpon a notice of his or her election to dissent and a demand for payment of the fair value of his or her shares. The notice must state the name and address of the dissenting shareholder and the number of shares to which the shareholder is dissenting. Any dissenting shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with Tarpon simultaneously with the filing of the election to dissent. Any shareholder who fails to file this notice of election within this period of time will be bound by the merger.

     A shareholder may dissent as to less than all of the Tarpon shares held by him or her, and in such event, such dissenting shareholder is treated as two separate shareholders. Once Tarpon offers to pay the dissenting shareholder for such shares, the notice of election cannot be withdrawn except with the consent of Tarpon. However, the right of a dissenting shareholder to be paid the fair value of his or her shares shall cease if:

  *  the demand is withdrawn;

  *  the merger is abandoned;

  * no demand or petition for determination of fair value is filed with the appropriate court within the time provided by law; or

  * a court of competent jurisdiction determines that such shareholder is not entitled to the relief provided under Florida law.

     Within 10 days after the later of the expiration of the period in which the dissenting shareholder may file a notice of election to dissent, or the Effective Time of the Merger (but in no event later than 90 days after the Special Meeting), Tarpon is required to make a written offer to each dissenting shareholder to purchase such shareholder's Tarpon shares at a price deemed by Tarpon to be the fair value of such shares. If, within 30 days after the making of such offer, any shareholder accepts the same, payment therefor shall be made within 90 days after the later of the date such offer was made or the consummation of the merger. However, if Tarpon has failed to make an offer to purchase or, within the 30 day period after Tarpon has made an offer to purchase, Tarpon and the dissenting shareholder are unable to agree with respect to a price, then Tarpon, within 30 days after receipt of written demand from such dissenting shareholder given within 60 days after the Effective Time of the Merger, shall, or at its election within such period, may, file an action in a court of competent jurisdiction in the county in which Tarpon maintains its registered office requesting that the fair value of the Tarpon shares be found and determined. If Tarpon shall fail to institute such proceedings, any dissenting shareholder may do so in the name of Tarpon. All dissenting shareholders, other than dissenting shareholders who have agreed with Tarpon as to the value of their Tarpon shares, shall be deemed to be parties to the proceeding as an action against their shares. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Tarpon shall pay each dissenting shareholder the amount found to be due to such shareholder within 10 days after a final determination of such proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest in the Tarpon shares.

     Any judgment rendered in any dissent proceeding may, at the discretion of the court, include an allowance for interest at such rate as the court may deem fair and equitable. The cost and expenses of any such dissent proceeding shall be determined by the court and shall be assessed against Tarpon, but all or any part of such costs and expenses may be apportioned and assessed against the dissenting shareholders, in such amount as the court deems equitable, if the court determines that Tarpon made an offer to the dissenting shareholders and the shareholders' failure to accept such offer was arbitrary, vexatious, or not in good faith. The expenses awarded by the court shall include reimbursement for reasonable compensation for, and reasonable expenses of the appraisers, but not fees and expenses of any attorney or expert employed by any of the parties in the proceedings. However, reasonable compensation of attorneys and experts of shareholders who are party to the proceedings may be awarded at the court's discretion, if it is determined that the fair value of the shares materially exceeds Community's offer to purchase such shares.

     The foregoing is only a summary of the Florida law relating to shareholders rights of dissent. The full text of such provisions is set forth as Appendix "A" to this Proxy
Statement/Prospectus and each Tarpon shareholder is urged to read these provisions carefully.


                     DESCRIPTION OF COMMUNITY

Business

     The disclosures made in this Proxy Statement/Prospectus, together with the following information, which is specifically incorporated herein by this reference, describe the business of
Community:

1. Community's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

2. Community's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1999. June 30, 1999 and September 30, 1999.

3. Community's Current Report on Form 8-K, dated October 12,
1999.

Additional Information

     Information relating to executive compensation, voting securities and securities held by directors and principal holders, and other related matters as to Community is incorporated by reference as set forth in Community's Annual Report on Form 10-KSB for the year ended December 31, 1998, which is incorporated herein by reference. Tarpon shareholders desiring copies of any of these documents may read and/or copy them at the SEC or obtain them from Community, all as stated under "Where You Can Find More Information," on page 38.


SUPERVISION AND REGULATION

Community

     General. Community is a bank holding company within the meaning of the Bank Holding Company Act and is registered with the Fed. Community National Bank and Cumberland National Bank, Community's banking subsidiaries, are each subject to restrictions under federal law which limit the transfer of funds by it to Community, whether in the form of loans, extensions of credit, investments or asset purchases, to 10% of its capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. Except as allowed under the recently enacted Financial Services Modernization Act of 1999 (see discussion below), the Bank Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in nonbanking activities. An exception to this prohibition is for activities expressly found by the Fed to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     As a bank holding company, Community is required to file with the Fed periodic reports and such additional information as the Fed may require. The Fed may also make examinations of Community and each of its subsidiaries.

     The approval of the Office of the Comptroller of the Currency, or the OCC, is required for any dividend proposed to be paid by a national bank subsidiary to Community if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by the OCC, for that year, combined with its retained net profits for the preceding 2 years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Under the foregoing laws and regulations, at December 31, 1998, approximately $967,191 was available for payment of dividends to Community by its subsidiaries, primarily Community National Bank. In addition to the foregoing restrictions, the Fed has the power to prohibit the payment of dividends by bank holding companies, if their actions constitute unsafe or unsound practices and the OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice.

     Capital Adequacy. Under the Fed's risk-based capital guidelines currently applicable to Community, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. To be considered a "well capitalized" bank under the guidelines, a bank must have a total risk-based capital ratio in excess of 10%. At December 31, 1998, Community National Bank, Community's then only existing subsidiary, was considered "well capitalized." Under these guidelines, at least half of the total capital must be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, after subtracting certain intangibles, and certain other adjustments ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock not qualifying for Tier 1 capital and a limited amount of loan loss reserves. Community National Bank and Cumberland National Bank is each subject to similar capital requirements adopted by the OCC. In addition, the Fed, the OCC and the Federal Deposit Insurance Corporation, or the FDIC, have adopted a minimum leverage ratio (Tier 1 capital to adjusted quarterly average assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3%, unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3% plus an additional cushion of at least 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets. On December 31, 1998, Community's consolidated Tier 1 capital ratio was 13.8%, the total risk-based capital ratio was 15.1% and the leverage ratio was 11.9%. Each of these ratios exceeds the current Fed and OCC capital guidelines. Each of Community's subsidiary banks is in compliance with the applicable minimum capital requirements as of the date of this Proxy Statement/Prospectus.

     Failure to meet capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC, issuance of a capital directive, a prohibition on the taking of brokered deposits and certain other restrictions on its business.

     The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, substantially revised the depositary institution regulatory and funding provisions of the Federal Deposit Insurance Act as well as several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take prompt corrective action in respect of depositary institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, is adequately capitalized if it meets each such measure, is undercapitalized if it fails to meet any such measure, is significantly undercapitalized if it is significantly below any such measure and is critically undercapitalized if it fails to meet any critical capital level set forth in applicable regulations. The critically undercapitalized level occurs where tangible equity is less than 2% of total tangible assets or less than 65% of the minimum leverage ratio to be prescribed by regulation (except to the extent that 2% would be higher than such 65% level). A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     Source of Strength. According to Fed policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support.

     Recent Legislation. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1999, as of September 29, 1995, adequately capitalized and managed bank holding companies are permitted to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks were preempted as of the effective date, although states were permitted to require that target banks located within the state be in existence for a period of up to five years before such bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that would result in the acquiror controlling 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirors, and the federal deposit caps apply only to initial entry acquisitions. In addition, the Interstate Banking Act provides that as of June 1, 1997, adequately capitalized and managed banks may engage in interstate branching by merging banks in different states and allowing banks to maintain branches in states other than the states where they maintain their principal place of business.

     On November 12, 1999, President Clinton signed into law Public Law 106-102, known as the Gramm-Leach-Bliley Act, or the Financial Services Modernization Act of 1999. The Modernization Act repeals the Glass-Stegall Act by allowing full affiliation between banks, securities firms and insurance companies. After March 19, 2000, the effective date of the relevant provisions of the Modernization Act, this act is likely to result in mergers among banks, securities firms and insurance companies and the formation of financial holding companies subject to the supervision of both the Fed and the SEC. Passage of the Modernization Act is very likely to increase competition faced by Community it its markets, with some of the competitors having significantly greater resources than Community.

Tarpon

     Because Tarpon is a bank holding company within the meaning of the Bank Holding Company Act and is registered with the Fed, and because First National Bank, Tarpon's sole banking subsidiary, is a national banking association, Tarpon and First National Bank are subject to regulations substantially the same as those to which Community and its national bank subsidiaries are subject. On December 31, 1998, the First National Bank had a Tier 1 capital ratio of 21.0%, a total risk-based capital ratio of 22.2% and a leverage ratio of 9.3%.


DESCRIPTION OF TARPON

Background

     Tarpon was chartered on November 13, 1984, and has operated its wholly-owned direct subsidiary First National Bank, Tarpon
Springs, Florida, since August 1985.

Business

     Services Offered. The principal business of Tarpon is to operate First National Bank, which accepts deposits from the public and makes loans and other investments in and around its primary service area of Tarpon Springs, Florida. The principal sources of income for First National Bank are interest and fees collected on loans, interest and dividends collected on other investments, and service charges on deposit accounts. The principal expenses of the First National Bank are interest paid on deposits, employee compensation, office expenses, and other overhead expenses.

     First National Bank offers a full range of deposit services that are typically available from financial institutions, including NOW accounts, demand accounts, savings accounts, and other time deposit accounts. In addition, retirement accounts such as Individual Retirement Accounts are available. All deposit accounts are insured by the FDIC up to the maximum amount currently permitted by law, which is generally $100,000 per depositor subject to certain aggregation rules.

     First National Bank also provides loans to businesses, including both secured and unsecured short-term loans for working capital purposes, term loans for fixed asset and expansion needs such as real estate acquisition and improvements, real estate construction loans, and other commercial loans suitable to the needs of its business customers. Loans to individuals which are offered by First National Bank include second mortgage loans and installment loans for personal use such as education and personal investment, or for the purchase of automobiles or other consumer items.

     Market Area and Competition. First National Bank's primary service area is northern Pinellas County, Florida, including the city of Tarpon Springs and the contiguous towns of Holiday and Palm Harbor. Pinellas County occupies a peninsula bordered by the Gulf of Mexico on the west and by Tampa Bay on the east, covering approximately 264 square miles. As of June 1998, the county had a permanent population of approximately 878,000, some 40,921 additional seasonal residents, and an estimated 4,251,045 visitors. Tarpon Springs is the county's oldest city. It was incorporated in 1887 and quickly developed as a winter resort and vacation destination. In 1905, Greek immigrants began harvesting natural sponges from the adjacent Spring Bayou, and today Tarpon Springs ranks among the world's leading producer of natural sponges. Tourism and service industries are the area's other principal industries. There are currently 8 banks serving Tarpon Springs, Holiday and Palm Harbor. In Pinellas County as a whole, as of June 1998, there were 317 banking branches with total deposits of $15.6 billion, with First National Bank having less than 1% of such deposits.

     First National Bank's loan portfolio at September 30, 1999, consisted of approximately 85% real estate mortgage loans and 15% commercial loans and consumer loans.

     First National Bank's marketing plan relies heavily upon local advertising and promotional activity and upon personal contacts by its directors, officers and employees to attract business and to acquaint potential customers with First National Bank's personalized services. First National Bank emphasizes a high degree of personalized client service to provide for each customer's banking needs.

Market for Tarpon Shares and Related Shareholder Matters

     As of December ___, 1999, 155,000 Tarpon shares were issued and outstanding to 307 holders of record.

     There is no established public market for the Tarpon shares. In Tarpon's initial public offering completed in 1985, Tarpon sold 155,000 Tarpon shares at a price of $10.00 per share. Tarpon's management is aware of isolated private sales that have occurred since December 31, 1998, in which the average per share price was $10.00.

     During the first three quarters of 1999, Tarpon declared and paid a dividend of $31,000, i.e. $0.20 per Tarpon share. As explained above, First National Bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC.

Management's Discussion and Analysis of Financial Condition and
Resutls of Operations for the Years ended December 31, 1998 and
1997 and the Nine Months Ended September
30, 1999 and September 30, 1998.

     Total consolidated assets increased by $3.2 million to $22.2 million during calendar year 1998. The increase was generated primarily through a $3.1 million increase in deposits. Tarpon utilized the above funds to increase its investment in federal funds sold. For the nine-month period ended September 30, 1999, total consolidated assets decreased by $1.4 million to $20.8 million. The majority of the reduction, or $1.3 million, was due to a lower level of deposits.

     Liquidity and Sources of Capital. Liquidity is Tarpon's ability to meet all deposit withdrawals immediately, while also providing for the credit needs of customers. The September 30, 1999, financial statements evidence a sound liquidity position as total cash and cash equivalents amounted to $7.7 million, representing 37.1% of total assets. In addition, the loan to deposit ratio of 63.1% also evidences a sound liquidity posture. Tarpon's management closely monitors and maintains appropriate levels of interest earning assets and interest bearing liabilities so that maturities of assets are such that adequate funds are provided to meet customer withdrawals and loan demand. There are no trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in Tarpon's liquidity increasing or decreasing in any material way.

     First National Bank maintains a level of capitalization higher than the minimum level required by the OCC, as follows:

                         Bank's               Minimum required
                  September 30, 1999               by OCC
                  ------------------               ------
Leverage ratio            9.3%                      4.0%
Risk weighted ratio      18.6%                      8.0%

     Results of Operations. For the years ended December 31, 1998 and 1997, net income amounted to $58,142 and $83,070, respectively. On a per share basis, basic income per share amounted to $.38 (1998) and $.54 (1997). The reasons for the reduction in net income in 1998 when compared to 1997 were as follows:

  * The net yield on earning assets decreased from 4.6% for the year ended December 31, 1997, to 4.3% for the year ended December 31, 1998. This situation occurred despite the fact that average earning assets in 1998 were higher than the average earning asset level in 1997. However, the asset mix changed dramatically, moving toward categories which produced lower yields. For example, during 1998 the loan portfolio, which represents Tarpon's highest yielding earning asset, declined by 11.7% to $10.4 million, while federal funds sold, which represent Tarpon's lowest yielding earning asset, increased by 301% to $8.2 million.

  *  Service fees on deposit accounts declined from $273,601
     (1997) to $230,858 (1998), representing a decline of 15.6%, despite an 18.8% increase in total deposits. This situation occurred because the First National Bank's customers are doing a better job in managing their financial affairs.

  * Total operating expenses increased from $970,631 (1997) to $992,044 (1998), representing an increase of 2.2%. The majority of the increase is due to higher personnel expense.

     At December 31, 1997, and 1998, the allowance for loan losses was identical at $115,706. However, the allowance for loan losses, as a percentage of gross loans, increased from .99% at December 31, 1997 to 1.10% at December 31, 1998. Management considers the allowance for loan losses to be adequate and sufficient to absorb possible future losses; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

     For the nine-month period ended September 30, 1999, net loss amounted to $(78,220), or $(.50) per share. These results compare unfavorably to the nine-months ended September 30, 1998, when net income amounted to $60,848, or $.39 per share. The primary reasons for the decline in net income for the nine-month period ended September 30, 1999, as compared to the nine-month period ended September 30, 1998, are as follows:

  * Net yield on earning assets declined from 4.3% for the nine-month period ended September 30, 1998, to 3.9% for the nine-month period ended September 30, 1999. The primary reason for the decline was due to a shift in the asset mix, with concentration moving from the highest earning asset (loans) to the lowest earning asset (federal funds sold).

  * Other income, in the amount of $199,900 for the nine-month period ended September 30, 1999, was $8,126 lower than the $208,026 generated during the nine-month period ended
     September 30, 1998.

  * Other operating expenses were slightly higher for the nine-month period ended September 30, 1999, when compared to the nine-month period ended September 30, 1998.

  * During the nine-month period ended September 30, 1999, Tarpon recorded an extraordinary loss in the amount of $105,000, net of tax benefits. The loss was due to a settlement of a law suit filed against First National Bank. For the nine-month period ended September 30, 1998, there were neither extraordinary losses nor losses resulting from a settlement of a law suit.

     At September 30, 1999, and 1998, the allowance for loan losses amounted to $111,830 and $115,706, respectively. As a percentage of gross loans, however, .94% at September 30, 1999 and .90% at September 30, 1998, the allowance for loan losses improved from September 30, 1998, to September 30, 1999.
Because of First National Bank's experience of low loan losses, and because collateralized residential loans comprise 85% of the loan portfolio, management considers the allowance for loan losses to be adequate and sufficient to absorb possible future losses; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

     Tarpon is not aware of any current recommendation by the regulatory authorities which, if they were to be implemented, would have a material effect on Tarpon's liquidity, capital resources, or results of operations.


                             EXPERTS

Community

     The consolidated balance sheets of Community and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years, all of which are incorporated by reference in this Proxy Statement/Prospectus, have been audited by Francis & Co., CPA's, independent certified public accountants, whose report thereon is incorporated herein by reference. Such financial statements have been so incorporated herein by reference in reliance upon the report of Francis & Co., CPA's, and upon their authority as experts in accounting and auditing.

Tarpon

     The consolidated balance sheets of Tarpon as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years included in this Proxy Statement/Prospectus have been audited by Francis & Co., CPA's, independent certified public accountants, in reliance upon their report appearing elsewhere herein, and upon their authority as experts in accounting and auditing.


                           OTHER MATTERS

     Tarpon's Board of Directors does not know of any matters to be presented at the Special Meeting other than those set forth above. If any other matters are properly brought before the Special Meeting or any adjournment thereof, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by the proxy as to any such matters.


                      SHAREHOLDER PROPOSALS

     Community's management expects to hold its next annual meeting of shareholders during May 2000. Under the rules of the SEC, proposals of shareholders intended to be presented at that meeting must have been received by Community at its principal executive offices on or before December 15, 1999, for consideration by Community for possible inclusion in such proxy materials.

     If the merger is not consummated, Tarpon will inform its shareholders of the date and time of the 2000 annual meeting of shareholders of Tarpon.


                   WHERE YOU CAN FIND MORE INFORMATION

     Community files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Community files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

     Community filed a Registration Statement on Form S-4 to register with the SEC the Community shares to be issued to holders of the Tarpon shares pursuant to the merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Community. As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information you can find in Community's Registration Statement or the exhibits to that Registration Statement.

     The SEC allows Community to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Community can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Proxy Statement/Prospectus, except for any information superseded by information contained directly in this Proxy Statement/Prospectus or in later filed documents incorporated by reference in this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Community has previously filed with the SEC. These documents contain important information about Community and its finances.

Community SEC Filings (File No. 33-31013-A)

  *  Community's Annual Report on Form 10-KSB for the year ended
     December 31, 1998;

  * Community's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1999, June 30, 1999 and September
     30, 1999; and

  *  Community's Current Report on Form 8-K, dated October 12,
     1999.

     Community also incorporates by reference additional documents that may be filed by it with the SEC between the date of this Proxy Statement/Prospectus and the consummation of the merger or the termination of the Merger Agreement. These include periodic reports, such as Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K, as well as proxy statements.

     Community has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Community and Tarpon has supplied all information contained in this Proxy Statement/Prospectus relating to Tarpon.

     You can obtain any of the documents incorporated by reference from Community, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are also available from Community without charge, excluding all exhibits, except that if Community has specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from:

Community National Bancorporation
561 East Washington Avenue -- Box 2619
Ashburn, Georgia 31714-2619
Attention: T. Brinson Brock, Sr., President
(912) 567-9686



                INDEX TO FINANCIAL STATEMENTS OF TARPON

Independent Auditor's Report................................F-1
Consolidated Balance Sheets - December 31, 1998 and 1997....F-2
Consolidated Statements of Income for the years ended
  December 31, 1998 and 1997................................F-3
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1998 and 1997............F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998 and 1997................................F-5
Notes to Financial Statements...............................F-6
Unaudited Balance Sheet - September 30, 1999................F-
Unaudited Statements of Income for the Nine Months Ended
  September 30, 1999 and 1998...............................F-
Unaudited Statements of Cash Flow for the Nine Months Ended
  September 30, 1999 and 1998...............................F-

 (COVER PAGE)

                  TARPON FINANCIAL CORPORATION
                     TARPON SPRINGS, FLORIDA

               CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED
                   DECEMBER 31, 1998 AND 1997

                        TABLE OF CONTENTS
                        -----------------


REPORT OF INDEPENDENT ACCOUNTANTS.................1


CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets..................2

     Consolidated Statements of Income............3

     Consolidated Statements of Changes
       in Shareholders' Equity....................4

     Consolidated Statements of Cash Flows........5

     Notes to Consolidated Financial Statements...6



Francis & Co., CPAs


             Report of Independent Accountants
             ---------------------------------


Board of Directors
Tarpon Financial Corporation
Tarpon Springs, Florida

     We have audited the accompanying consolidated balance sheets of Tarpon Financial Corporation, (the "Company"), and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Financial Corporation, and subsidiary at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                 /S/  Francis & Co., CPAs
                                 FRANCIS & CO., CPAS

Atlanta, Georgia
October 15, 1999


------------------------------------------------------------
                  TARPON FINANCIAL CORPORATION
                     TARPON SPRINGS, FLORIDA
                   Consolidated Balance Sheets



                         ASSETS
                         ------
                                          As of December 31,
                                        1998              1997
                                        ----               ----
Cash and due from banks              $1,828,171       $1,057,335
Federal funds sold, net (Note 3)      8,200,000        2,720,000
                                      ---------        ---------
  Total cash and cash equivalents   $10,028,171       $3,777,335
Securities:  (Notes 2 & 4)
 Available-for-sale at fair value     1,343,729        3,139,016
Loans, net (Notes 2, 5, 6 & 13)      10,367,867       11,610,959
Property and equipment,
  net  (Notes 2 & 7)                    244,969          250,268
Other assets                            173,121          165,807
                                     ----------       ----------
  Total Assets                      $22,157,857      $18,943,385
                                     ==========       ==========

                    LIABILITIES AND SHAREHOLDERS' EQUITY
                    ------------------------------------

Liabilities:
-----------
 Deposits
  Non-interest bearing deposits     $ 4,200,868      $ 3,470,601
  Interest bearing deposits          15,736,384       13,309,757
                                     ----------       ----------
       Total deposits  (Note 9)     $19,937,252      $16,780,358
 Other liabilities                      226,475          192,502
                                     ----------       ----------
   Total Liabilities                $20,163,727      $16,972,860
                                     ----------       ----------

Commitments and Contingencies  (Note 8)
-----------------------------

Shareholders' Equity:  (Notes 1 & 15)
---------------------
 Common stock, .10 par value,
   500,000 shares authorized;
   155,000 shares issued and
   outstanding                      $    15,500      $    15,500
 Paid-in-capital                      1,534,500        1,534,500
 Retained earnings                      437,315          410,173
 Unrealized gain on securities, net       6,815           10,352
                                     ----------       ----------
   Total Shareholders' Equity       $ 1,994,130      $ 1,970,525
                                     ----------       ----------
   Total Liabilities and
      Shareholders' Equity          $22,157,857      $18,943,385
                                     ==========       ==========





Refer to notes to the consolidated financial statements.



-----------------------------------------------------------
                  TARPON FINANCIAL CORPORATION
                     TARPON SPRINGS, FLORIDA
                Consolidated Statements of Income

                                       Years Ended December 31,
                                       ------------------------
Interest Income:                     1998                 1997
----------------                     ----                 ----
 Interest and fees on loans
  (Note 2)                        $ 1,002,748        $ 1,006,372
 Interest on investment
  securities                          146,927            185,646
 Interest on federal funds sold       233,423            114,584
                                   ----------        -----------
    Total interest income         $ 1,383,098        $ 1,306,602

Interest Expense:
----------------
 Interest on deposits (Note 10)       597,177            533,562
                                   ----------         ----------
Net interest income               $   785,921        $   773,040
Provision for possible loan
  losses  (Note 6)                        - -                - -
                                   ----------         ----------
Net interest income after provision
  for   possible loan losses      $   785,921        $   773,040
                                   ----------         ----------

Other Income:
-------------
 Service fees on
   deposit accounts               $   230,858        $   273,601
 Miscellaneous, other                  45,422             34,163
                                   ----------         ----------
     Total other income           $   276,280        $  307,764
                                   ----------         ---------

Other Expenses:
---------------
  Salaries                        $   495,627        $  477,910
  Employee benefits                    99,760            94,866
  Occupancy and Maintenance           128,997           127,856
  Depreciation                          5,827            16,114
  Data processing                      67,298            64,910
  Professional fees                    48,125            46,652
  Other operating
    expenses  (Note 11)               146,410           142,323
                                  -----------        ----------
     Total other expenses         $   992,044        $  970,631
                                   ----------         ---------
Income before income tax          $    70,157        $  110,173
Income tax  (Notes 2 & 12)             12,015            27,103
                                   ----------         ---------

Net income                        $    58,142        $   83,070

Unrealized gain/(loss), securities     (3,537)            5,756
                                   ----------         ---------

Comprehensive income              $    54,605        $   88,826
                                   ==========         =========

Basic earnings per share  (Note 2)      $ .38             $ .54
                                        =====             =====


Refer to notes to the consolidated financial statements.

-----------------------------------------------------------
                  TARPON FINANCIAL CORPORATION
                     TARPON SPRINGS, FLORIDA
Consolidated Statements of Changes in Shareholders' Equity
        For the years ended December 31, 1998 and 1997



                                          Unrealized
                                           Gain on
             Common                       Securities
             Stock                         Available
              Par     Paid-In    Retained     for
             Value    Capital    Earnings  Sale, net    Total
Balance,
December 31,
1995 -
155,000
 shares     $15,500  $1,534,500  $314,121  $(3,713)  $1,860,408
             ------   ---------   -------   ------    ---------
Net income,
 1996           - -         - -    74,982      - -       74,982

Net
unrealized
gains,
securities     - -          - -       - -    8,309        8,309

Less
dividends
paid           - -          - -   (31,000)     - -      (31,000)
           -------      -------   -------  -------      -------

Balance,
December 31,
1996
155,000
shares     $15,500   $1,534,500  $358,103  $ 4,596   $1,912,699
            ------    ---------   -------   ------    ---------

Net
income,
 1997          - -          - -    83,070      - -       83,070

Net
unrealized
gains,
securities     - -          - -       - -    5,756        5,756

Less
dividends
paid           - -          - -   (31,000)     - -      (31,000)
           -------      -------   -------  -------      -------

Balance,
December 31,
1997
155,000
shares     $15,500   $1,534,500  $410,173  $10,352   $1,970,525
            ------    ---------   -------   ------    ---------

Net income,
1998           - -          - -    58,142      - -       58,142

Net
unrealized
(loss),
securities     - -          - -       - -   (3,537)      (3,537)

Less
dividends
paid           - -          - -   (31,000)     - -      (31,000)
           -------      -------   -------  -------      -------
Balance,
December 31,
1998
155,000
shares     $15,500   $1,534,500  $437,315  $ 6,815   $1,994,130
            ------    ---------   -------   ------    ---------



Refer to notes to the consolidated financial statements.


-----------------------------------------------------------
                  TARPON FINANCIAL CORPORATION
                     TARPON SPRINGS, FLORIDA
             Consolidated Statements of Cash Flows

                                      Years Ended December 31,
Cash flows from                       1998                1997
  operating activities:               ----                ----
----------------------
  Net income                           58,142            83,070
  Adjustments to
    reconcile net income to
    net cash provided by
    operating activities:
      Depreciation                      5,827            16,114
      Net accretion on securities     (14,160)          (26,260)
  (Increase) in receivables and
    other assets                       (7,314)          (32,270)
  Increase in payables and
    other liabilities                  33,973           (28,223)
                                  -----------       -----------
Net cash provided by
  operating activities                 76,468            12,431
                                 ------------       -----------

Cash flows from
  investing activities:
----------------------
   Purchase of securities         $     -   -       $(1,085,500)
   Maturity of securities           1,805,910         1,000,000
   Decrease in loans, net           1,243,092            98,604
   Purchase of premises
     and equipment                       (528)          (24,949)
                                    ---------       -----------
Net cash provided from
  investing activities            $ 3,048,474      $    (11,845)
                                   ----------       -----------


Cash flows from
  financing activities:
----------------------
   Dividends paid                 $   (31,000)     $    (31,000)
   Increase in deposits             3,156,894          (325,463)
                                   ----------       -----------
Net cash provided by
  financing activities            $ 3,125,894      $   (356,463)
                                   ----------       -----------

Net increase in cash
  and cash equivalents            $ 6,250,836      $   (355,877)
Cash and cash equivalents,
  beginning of period               3,777,335         4,133,212
                                   ----------       -----------
Cash and cash equivalents,
  end period                      $10,028,171      $  3,777,335
                                   ==========       ===========

Supplemental Information:

Income taxes paid                 $    26,790       $    30,040
                                   ==========        ==========

Interest paid                     $   565,280       $   526,651
                                   ==========        ==========



Refer to notes to the consolidated financial statements.


---------------------------------------------------------------
                   TARPON FINANCIAL CORPORATION
                      TARPON SPRINGS, FLORIDA
            Notes to Consolidated Financial Statements


Note 1 - Organization of the Business

     Tarpon Financial Corporation, Tarpon Springs, Florida (the "Company") was formed in late 1984 to serve as a holding company for a de novo bank, First National Bank, Tarpon Springs, Florida (the "Bank"). The Bank is regulated by the Office of the Comptroller of the Currency and its deposits are each insured up to $100,000 by the Federal Deposit Insurance Corporation. The Company owns 100 percent of the voting shares of the Bank.

Note 2 - Summary of Significant Accounting Policies

     Basis of Presentation and Reclassification.
     ------------------------------------------
     The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on net income or shareholders' equity.

     Basis of Accounting.
     -------------------
     The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

     Investment Securities.
     ---------------------
     The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investment in Debt and Equity Securities" ("SFAS 115") on January 1, 1994. SFAS 115 requires investments in equity and debt securities to be classified into three categories:

1. Held-to-maturity securities.
   ---------------------------
   These are securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. As of December 31, 1998 and 1997, the Company had no securities in this category.

2. Trading securities.
   ------------------
   These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. As of December 31, 1998 and 1997, the Company had no securities in this category.

3. Available-for-sale securities.
   -----------------------------
   These are securities which are not classified as either held-to-maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of tax, as separate components of shareholders' equity. Unrealized gains and losses are excluded from the income statement.

     A decline below cost in the fair value of any available-for-sale or held-to-maturity security that is deemed other than temporary, results in a charge to income and the establishment of a new cost basis for the security.

     Purchase premiums and discounts on investment securities are amortized and accreted to interest income using the level yield method on the outstanding principal balances. In establishing the accretion of discounts and amortization of premiums, the Company utilizes market based prepayment assumptions. Interest and dividend income are recognized when earned. Realized gains and losses for securities sold are included in income and are derived using the specific identification method for determining the costs of securities sold.

Loans, Interest and Fee Income on Loans.
---------------------------------------
Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the statement of condition. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

     Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full or timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

     The Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting for Impairment of a Loan - Income Recognition and Disclosure." These standards require impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement.
Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.

Allowance for Loan Losses.
-------------------------
The allowance for loan losses is established through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, adequacy of underlying collateral, changes in the nature and volume of the loan portfolio, review of specific problem loans and such other factors which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses of loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Property and Equipment.
----------------------
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Other Real Estate.
-----------------
Other real estate represents property acquired through foreclosure or in satisfaction of loans. Other real estate is carried at the lower of: (i) cost; or (ii) fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure or acceptance in satisfaction of loans over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on sale and any subsequent adjustments to reflect changes in fair value and selling costs are recorded as a component of income. Costs of improvements to other real estate are capitalized, while costs associated with holding other real estate are charged to operations.

Income Taxes.
------------
Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred tax assets and liabilities are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax assets or liabilities between periods.

     Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur.

Statement of Cash Flows.
-----------------------
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased or sold for one day periods.

Earnings Per Share ("EPS").
--------------------------
The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting EPS. Because the Company has a simple capital structure, it is only required to report basic EPS. Basic EPS is defined as the amount of earnings available to each share of common stock outstanding during the reporting period.

     Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Basic EPS for the years ended December 31, 1998 and 1997 was computed as follows:

                1998 Basic EPS                1997 Basic EPS
              Numerator  Denominator      Numerator  Denominator
Net income     $58,142                    $83,070
Weighted
average
shares                     155,000                      155,000
               -------     -------         ------       -------
Totals        $58, 142     155,000        $83,070       155,000
               =======     =======         ======       =======
EPS                    $.38                          $.54
                       ====                          ====

Recent Accounting Pronouncements.
--------------------------------
Beginning January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which is effective for annual and interim periods beginning after December 15, 1997. This Statement establishes standards for the method that public entities are to use when reporting information about operating segments in annual financial statements and requires that those enterprise reports be issued to shareholders, beginning with annual financial statements in 1998 and for interim and annual financial statements thereafter. SFAS 131 also established standards for related disclosures about products and services, geographic areas and major customers.

     SFAS 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" revises and standardizes certain disclosures which were required under SFAS 87, 88 and 106. Generally, the new Statement uses a separate but parallel format, eliminates less useful information, requires additional data deemed useful by analysts, and allows some aggregation of
presentation.   This Statement was adopted by the Company during
1998.

     SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June, 1998 and is effective for all calendar-year entities beginning in January, 2000. This Statement applies to all entities and requires that all derivatives be recognized as assets or liabilities in the balance sheet, at fair values. Gains and losses of derivative instruments not designated as hedges will be recognized in the income statement. The Company has not made an assessment of the expected impact that SFAS 133 will have on its financial statements.

Note 3 - Federal Funds Sold

     The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. At December 31, 1998 and 1997, the Bank sold $8,200,000 and $2,720,000, respectively, to other banks through the federal funds market.

NOTE 4 - SECURITIES AVAILABLE-FOR-SALE

     The amortized costs and estimated market values of securities available-for-sale as of December 31, 1998 follow:

                                         Gross         Estimated
                       Amortized      Unrealized         Market
Description              Costs      Gains     Losses     Values
-----------           ----------  ---------   ------   ---------
U.S. Treasury
  securities         $  598,759  $    5,929  $   - -  $  604,688
U.S. Agencies           395,833       4,397      - -     400,230
FRB stock                46,500         - -      - -      46,500
Time deposits           292,311         - -      - -     292,311
                      ---------   ---------    -----   ---------
  Total securities   $1,333,403  $   10,326   $  - -  $1,343,729

     All national banks are required to hold FRB stock. No ready market exists for the FRB stock nor does the stock have a quoted market value. Accordingly, the FRB stock is reported at cost.

     The amortized costs and estimated market values of securities available-for-sale as of December 31, 1997 follow:


                                        Gross         Estimated
                       Amortized      Unrealized         Market
Description              Costs      Gains     Losses     Values
-----------           ----------  ---------   ------   ---------
U.S. Treasury
  securities         $2,980,432     $14,499   $(415) $2,994,516
FRB stock                46,500         - -     - -      46,500
Other  securities        98,000         - -     - -      98,000
                      ---------      ------    ----   ---------
   Total securities  $3,124,932     $14,499   $(415) $3,139,016
                      =========      ======    ====   =========

     The amortized costs and estimated market values of securities available-for-sale at December 31, 1998, by contractual maturity ,
are  shown  in   the  following   chart.   Expected maturities may
differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Amortized             Estimated
                                Costs              Market Values
                           ---------------         ------------
Due in one year or less     $ 1,286,903             $ 1,297,229
FRB stock (no maturity)          46,500                  46,500
                             ----------              ----------
   Total securities         $ 1,333,403             $ 1,343,729
                             ==========              ==========

     There were no sales of securities during 1998 and 1997.  At
December 31, 1998 and 1997, none of the securities was pledged.

Note 5 - Loans

     The composition of net loans by major loan category, as of December 31, 1998 and 1997, follows:

                                               December 31,
                                           --------------------
                                           1998            1997
                                           ----            ----
Commercial, financial, agricultural    $   667,923  $ 1,060,351
Real estate - mortgage                   9,001,805   10,057,923
Installment                                813,845      608,391
                                        ----------   ---------
Loans, gross                           $10,483,573  $11,726,665
Deduct:
  Allowance for loan losses               (115,706)    (115,706)
                                        ----------   ----------
Loans, net                             $10,367,867  $11,610,959
                                        ==========   ==========

     At December 31, 1998 and 1997 the only impaired loans were those which were placed on non-accrual status, or $63,495 and $67,467, respectively. The average impaired loans for the years ended December 31, 1998 and 1997 aggregated $65,394 and $83,263, respectively. No interest income was recognized on impaired loans during 1998 or 1997.

Note 6 - Allowance for Possible Loan Losses

     The allowance for possible loan losses is a valuation reserve available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

     Activity within the allowance for loan losses account for the years ended December 31, 1998 and 1997 follows:
                                        Years ended December 31,
                                        ------------------------
                                        1998                1997
                                        ----                ----
Balance, beginning of year           $ 115,706        $ 115,706
Add:  Provision for loan losses            - -              - -
Add:  Recoveries of previously
      charged off amounts                  - -              - -
                                      --------         --------
  Total                              $ 115,706        $ 115,706
Deduct:  Amount charged-off                - -              - -
                                      --------         --------
Balance, end of year                 $ 115,706        $ 115,706
                                      ========         ========

Note 7 - Property and Equipment

     Furniture, equipment leasehold and land improvements are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets at December 31, 1998 and 1997 follow:

                                              December 31,
                                        1998              1997
                                        ----              ----
Land                                $  236,869       $  236,869
Land improvements                       66,222           66,222
Furniture, equipment                   331,280          352,145
Leasehold improvements                  45,459           45,459
                                     ---------        ---------
  Property and equipment, gross     $  679,830       $  700,695
Deduct:
  Accumulated depreciation            (434,861)        (450,427)
                                     ---------        ---------
    Property and equipment, net     $  244,969       $  250,268
                                     =========        =========

     Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $5,827 and $16,114, respectively.
Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset               Life in Years   Depreciation Method
Land improvements              5 to 7          Straight-line
Furniture and equipment        3 to 18         Straight-line
Leasehold improvements         5 to 7          Straight-line

Note 8 - Commitments and Contingencies

     Please refer to Note 13 concerning the lease of the Bank building.

     Please refer to Note 14 concerning financial instruments with off-balance sheet risk.

     The Company is a defendant in one lawsuit incident to the ordinary course of business. it is not possible to determine with precision the probable outcome or the amount of liability, if any, under the aforementioned lawsuit. Subsequent to the date of the financial statements but before the issuance of this report, a Court of Law found the Bank liable in the amount of $302,000 in the above lawsuit; however, upon appeal, the Bank prevailed. There are no charges against earnings for the years ended December 31, 1998 and 1997 resulting from the above lawsuit.

Note 9 - Deposits

     The following details deposit accounts at December 31, 1998 and 1997:
                                              December 31,
                                           1998          1997
Non-interest bearing deposits        $ 4,200,868     $ 3,470,601
Interest bearing deposits:
   NOW accounts                        2,699,429       2,209,393
   Money market                        1,304,969         998,732
   Savings                             2,250,778       2,267,605
   Time, less than $100,000            8,093,465       7,051,969
   Time, $100,000 and over             1,387,743         782,058
                                      ----------      ----------
       Total deposits                $19,937,252     $16,780,358
                                      ==========      ==========

NOTE 10 - INTEREST ON DEPOSITS

     A summary of interest expense for the years ended December
31, 1998 and 1997 follows:

                                               December 31,
                                           1998            1997
                                           ----            ----
Interest on NOW accounts                $ 49,621       $ 47,152
Interest on money market accounts         37,674         30,354
Interest on savings accounts              51,968         53,129
Interest on CDs under $100,000           391,471        372,920
Interest on CDs $100,000 and over         66,443         30,007
                                         -------        -------
Total interest on deposits              $597,177       $533,562
                                         =======        =======
NOTE 11 - OTHER OPERATING EXPENSES

     A summary of other operating expenses for the years ended December 31, 1998 and 1997 follows:
                                               December 31,
                                          1998             1997
                                          ----             ----
Supplies and printing                     22,492         24,838
Insurance                                 27,366         26,440
Telephone and postage                     23,539         24,021
Regulatory assessments                    14,943         14,598
All other operating expenses              58,070         52,426
                                         -------        -------
   Total other operating expenses       $146,410       $142,323
                                         =======        =======
NOTE 12 - INCOME TAXES

     As of December 31, 1998 and 1997, the Company's provision for income taxes consisted of the following:
                                              December 31,
                                         1998             1997
                                         ----             ----
Current                               $ 12,015         $ 25,353
Deferred                                   - -            1,750
                                       -------          -------
Federal income tax expense            $ 12,015         $ 27,103
                                       =======          =======

Deferred income taxes consist of the following:
                                            1998           1997
Depreciation                             $   - -         $ 1,750
                                          ------          ------
   Total                                 $   - -         $ 1,750
                                          =======         ======

     The Company's provision for income taxes differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of federal statutory income taxes to the Company's actual income tax provision follows:

                                              December 31,
                                          1998             1997
Income taxes at statutory rate         $ 23,857        $ 37,459
Federal surtax exemption                (11,951)        (11,241)
Other                                       109             885
                                        -------         -------
   Total                               $ 12,015        $  27,103
                                        =======         ========

     The tax effects of the temporary differences that comprise the net deferred tax assets at December 31, 1998 and 1997 are presented below:

                                               1998       1997
                                               ----       ----
Deferred tax assets:
Allowance for loan losses                    $17,014    $17,014
Unrealized gain, securities                   (3,511)    (3,732)
Deferred asset, depreciation                     - -      2,017
Valuation reserve                             (6,773)    (6,886)
  Net deferred tax asset                     $ 6,730    $ 8,413

     There was a net change in the valuation allowance during 1998.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 1998.

Note 13 - Related Party Transactions

     Lease of Bank Building.
     ----------------------
     The Bank leases the building from which it operates from certain directors of the Company. The term of the lease is for twenty years beginning June 1, 1985 and ending May 31, 2005. In accordance with the lease agreement, the lease expense is the higher of either $4,974 per month or all of monthly principal and interest payments due from the lessor on the mortgage. In addition, the Bank is accountable for all property taxes, insurance and assessments, and all applicable sales taxes which may become due. Lease expense for the years ended December 31 1998 and 1997 approximated $59,690 per year. During 1998 and 1997, taxes paid with respect to this lease were $9,629 and $9,896, respectively. Also during the years ended December 31, 1998 and 1997, insurance paid with respect to this lease was $9,274 and $8,236, respectively. There were no sales taxes due.

     Subsequent to the date of the financial statements but before the issuance of this report, the Bank purchased the building from which it operates from certain directs. The purchase price of $400,000 was based on an independent appraisal of a like-amount.

     Payments to Directors.
     ---------------------
     For their services as directors of the Company/Bank, the directors received a combined aggregate total of $6,800 and $7,200 for the years ended December 31, 1998 and 1997, respectively. In addition, one director was paid $5,400 during 1997, for providing periodic loan reviews of the Bank's loan portfolio. Another director was paid $3,000 in 1997 for the use of an off-site records storage facility.

     Loans from and Deposits in the Bank.
     -----------------------------------
     Certain directors, executive officers, and companies with which they are affiliated, are customers of and have banking transactions with the Bank, in the ordinary course of business. As of December 31, 1998 and 1997, there were $149,551 and zero loans outstanding to directors, executive officers and their related interests. Deposits by directors and their related interests, as of December 31, 1998 and 1997, approximated $233,615 and $249,526, respectively.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 1998 and 1997, there were no unfunded commitments to extend credit. If and when there exists unfunded commitments to extend credit, the Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment, residential homes and income producing commercial properties.

     At December 31, 1998 and 1997, there were no commitments under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

     The Company makes commercial, real estate and consumer loans to individuals and businesses located in and around Pinellas County, Florida. The Company does not have a significant concentration of credit risk with any individual borrower. However, a substantial portion of the Company's loan portfolio is collateralized by real estate located in and around Pinellas County, Florida.

NOTE 15 - REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies.
Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

     Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1998, the Bank was categorized as Well Capitalized. To be categorized as Adequately Capitalized or Well Capitalized, the Bank must maintain minimum total risk based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Company's capital category. The actual capital amounts and rations are also presented in the table below:

         Minimum Regulatory Capital Guidelines for Banks
         -----------------------------------------------
 (Dollars in                         Adequately         Well
thousands)           Actual        Capitalized      Capitalized
                 -------------    -------------    -------------
                 Amount  Ratio    Amount  Ratio    Amount  Ratio

As of
 12/31/1998:
Total capital-
risk-based
(to risk-
weighted assets):
   Bank         $2,045  22.2%     $735  :  8%      $920  :  10%
   Consolidated  2,103  22.9%      735  :  8%       N/A     N/A

Tier 1 capital-
risk-based
(to risk-
weighted assets):
   Bank         $1,930  21.0%     $368  :  4%      $552  :   6%
   Consolidated  1,980  21.5%      368  :  4%       N/A     N/A

Tier 1 capital-leverage
(to average assets):
   Bank         $1,930   9.4%     $818  :  4%      $1,023 :  5%
 Consolidated    1,980   9.7%      818  :  4%       N/A     N/A

As of 12/31/1997:
Total capital-
risk-based
(to risk-
weighted assets):
   Bank         $1,987  23.6%     $672  :  8%     $840   :  10%
   Consolidated  2,065  25.5%      673  :  8%      N/A      N/A

Tier 1 capital-
risk-based
(to risk-
weighted assets):
   Bank         $1,882  22.4%     $336  :  4%     $504   :   6%
   Consolidated  1,960  23.3%      336  :  4%      N/A      N/A

Tier 1 capital-leverage
(to average assets):
   Bank         $1,882  9.8%      $764  :  4%     $955   :   5%
   Consolidated  1,960 10.3%       764  :  4%     N/A       N/A

Note 16 - Dividends

     The primary source of funds available to the Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. During 1998 and 1997, the Company declared and paid dividends in the amount of $.20 per share of common stock.

NOTE 17 - SUBSEQUENT EVENTS

     Subsequent to December 31, 1998, and prior to the date of this report, the Company declared a $.20 dividend for each share of the Company's common stock, payable to those shareholders of record as of April 14, 1999.

Note 18 - Parent Company Financial Information

     This information should be read in conjunction with the other notes to the consolidated financial statements.

                   Parent Company Balance Sheets
                   -----------------------------
                                               December 31,
Assets:                                     1998            1997
------                                      ----            ----
Cash                                 $    51,358    $    78,048
Investment in Bank                     1,917,772      1,891,819
Other assets                              25,000          3,923
                                      ----------     ----------
   Total Assets                      $ 1,994,130    $ 1,973,790
                                      ==========     ==========

Liabilities and Shareholders' Equity:
------------------------------------
Taxes payable                       $       - -     $       265
Accounts payable                            - -           3,000
                                     ----------      ----------
   Total Liabilities                $       - -     $     3,265
                                     ----------      ----------

Common stock                        $    15,500     $     15,500
Paid-in-capital                       1,534,500        1,534,500
Retained earnings                       437,315          410,173
Unrealized gain on securities             6,815           10,352
                                     ----------       ----------
   Total Shareholders' equity       $ 1,994,130     $  1,970,525
                                     ----------      -----------
   Total Liabilities and
     Shareholders' equity           $ 1,994,130     $  1,973,790
                                     ==========      ===========

                PARENT COMPANY STATEMENTS OF INCOME
                -----------------------------------
                                              December 31,
                                         1998             1997
                                         ----             ----
Interest income                      $    1,497      $    1,204
Cash dividends from Bank                 25,000          35,000
Other income                              3,445             - -
Miscellaneous expense                    (1,291)           (165)
                                      ---------       ---------
Income before income tax, and
    Equity in undistributed
    earnings of the Bank             $   28,651      $   36,039
Income tax expense                          - -             624
                                      ---------       ---------
Income before equity in
    undistributed earnings
    of the Bank                      $   28,651      $   35,415
Equity in undistributed
    earnings of the Bank                 29,491          47,655
                                      ---------       ---------
Net income                           $   58,142      $   83,070
                                      =========       =========


                 PARENT COMPANY STATEMENTS OF CASH FLOWS
                 ---------------------------------------
                                   Years Ended December 31,
Cash flows
  from operating activities:       1998                  1997
  -------------------------        ----                  ----
  Net income                   $   58,142            $   83,070
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
      Equity in undistributed
      earnings of the Bank        (29,491)              (47,655)
(Increase) in other assets        (21,076)               (3,000)
 (Decrease) in payables            (3,265)               (3,243)
                                ---------             ---------
Net cash provided by
  operating activities         $   4,310             $   29,172
                                --------              ---------

Cash flows from
  investing activities:        $     - -             $      - -
  --------------------          --------              ---------

Cash flows from
  financing activities:
  --------------------
  Dividends paid               $ (31,000)            $  (31,000)
                                --------              ---------
Net cash used by
  financing activities         $ (31,000)            $  (31,000)
                                --------              ---------

Net (decrease) in cash
  and cash equivalents         $ (26,690)            $   (1,828)
Cash and cash equivalents,
  beginning of the year           78,048                 79,876
                                --------              ---------
Cash and cash equivalents,
  end of year                  $  51,358             $   78,048
                                ========              =========
               TARPON FINANCIAL CORPORATION
                  TARPON SPRINGS, FLORIDA
          Consolidated Balance Sheet (Unaudited)
                  As of September 30, 1999


                          ASSETS
                          ------

Cash and due from banks                       $ 1,380,483
Federal funds sold                              6,325,000
                                               ----------
  Total cash and cash equivalents             $ 7,705,483
Securities available for sale                     340,500
Loans, net                                     11,778,864
Land, building, furniture and equipment           706,241
Other assets                                      223,440
                                               ----------
Total Assets                                  $20,754,528
                                               ==========


          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------

Liabilities:
-----------
Deposits
  Non-interest bearing deposits               $ 3,643,216
  Interest bearing deposits                    15,014,985
                                               ----------
    Total deposits                            $18,658,201
Other liabilities                                 218,232
                                               ----------
Total Liabilities                             $18,876,433
                                               ----------
Commitments and Contingencies

Shareholders' Equity:
--------------------
Common stock, par value $.10; 500,000
  shares authorized; 155,000 shares
  issued and outstanding                      $    15,500
Paid-in-capital                                 1,534,500
Retained earnings                                 328,095
                                               ----------
Total Shareholders' Equity                    $ 1,878,095
                                               ----------
Total Liabilities and Shareholders' Equity    $20,754,528
                                               ==========

     See notes to consolidated financial statements
                TARPON FINANCIAL CORPORATION
                  TARPON SPRINGS, FLORIDA
     Consolidated Statements of Income (Unaudited)
              For the nine-month period ended

                                                September 30,
                                           1999              1998
                                           ----              ----
Interest income:
---------------
  Interest and fees on loans            $ 697,749      $  759,753
  Interest on investment securities        45,942         115,590
  Interest on federal funds sold          268,654         157,295
                                        ---------       ---------
     Total interest income             $1,012,345      $1,032,638

Interest expense:
----------------
  Interest on deposits                    449,350         436,027
                                        ---------       ---------
Net interest income                    $  562,995      $  596,611

Provision for possible loan losses            - -             - -
                                        ---------       ---------
Net interest income after
  provision for possible loan losses   $  562,995      $  596,611
                                        ---------       ---------
Other income:
------------
  Service fees on deposit accounts     $  172,070      $  182,515
  Miscellaneous, other                     27,920          25,601
                                        ---------       ---------
     Total other income                $  199,990      $  208,116
                                        ---------       ---------

Other expenses:
--------------
  Salaries                             $  348,528      $  360,417
  Employee benefits                        72,310          75,890
  Occupancy and maintenance               103,917         100,792
  Depreciation                             10,944           4,500
  Data processing expense                  45,570          49,581
  Professional fees                        37,669          29,839
  Other operating expenses                108,668         101,819
                                        ---------      ----------
     Total other expense               $  727,606      $  722,838
                                        ---------       ---------

Income before income tax
  and extraordinary item               $   35,379      $   81,889
Provision for income tax                    8,599      $   21,041
                                        ---------       ---------
Income before extraordinary item       $   26,780      $   60,848
Extraordinary item, net of
  tax benefit of $35,000 (9-30-99)     $ (105,000)     $      - -
                                        ---------       ---------
Net income/(loss)                      $  (78,220)     $   60,848
                                        ---------       ---------
Other comprehensive income, net of tax:
 Unrealized holding gains (losses)
  on securities available for sale     $   (6,815)     $    1,800
                                        ---------       ---------
Comprehensive income/(loss)            $  (85,035)     $   62,648
                                        =========       =========

Basic income/(loss) per share          $     (.50)     $      .39
                                        =========       =========

     See notes to consolidated financial statements


                   TARPON FINANCIAL CORPORATION
                     TARPON SPRINGS, FLORIDA
         Consolidated Statements of Cash Flows (Unaudited)
                  for the nine-month period ended

                                            September 30,
                                       1999             1998
                                       ----             ----

Net cash provided from (used by)
 operating activities                  $  (129,424)   $   100,047
                                        ----------     ----------
Cash flows from investing activities:
  Purchase of securities AFS           $       - -    $       - -
  Maturities and paydowns                1,000,000        792,004
  (Increase) in loans, net              (1,410,997)    (1,140,929)
  Purchase of property and equipment      (472,216)          (528)
                                        ----------     ----------
    Net cash used in
      investing activities             $  (883,213)   $  (349,453)
                                        ----------     ----------

Cash flows from financing activities:
  (Decrease) in customer deposits      $(1,279,051)   $ 1,543,239
  Payment of cash dividends                (31,000)       (31,000)
                                        ----------     ----------
   Net cash provided from
    (used by) financing activities     $(1,310,051)   $ 1,512,239
                                        ----------     ----------

Net (decrease) in
  cash and cash equivalents            $(2,322,688)   $ 1,262,833
Cash and cash equivalents,
  beginning of period                   10,028,171      3,777,335
                                        ----------     ----------
Cash and cash equivalents,
  end of period                        $ 7,705,483    $ 5,040,168
                                        ==========     ==========

     Refer to notes to the consolidated financial statements


                   TARPON FINANCIAL CORPORATION
                      TARPON SPRINGS, FLORIDA
    Notes to Consolidated Financial Statements (Unaudited)
                        September 30, 1999


Note 1 - Basis of Presentation

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. These statements should be read in conjunction with the consolidated financial statements and footnotes thereto as of and for the year ended December 31, 1998, which are included elsewhere in this prospectus.


Note 2 - Extraordinary Item

     An extraordinary item is an event or transaction that is distinguished by both its unusual nature and infrequency of occurrence. First National Bank (the "Bank"), Tarpon Financial Corporation's (the "Company") sole subsidiary, settled a law suit during November, 1999. The effects of the settlement on the Company's financial statements are shown as an extraordinary item as of September 30, 1999.


Note 3 - Recent Accounting Pronouncements

     Beginning January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for annual and interim periods beginning after December 15, 1997. This Statement establishes standards for the method that public entities are to use when reporting information about operating segments in annual financial statements and requires that those enterprise reports be issued to shareholders, beginning with annual financial statements in 1998 and for interim and annual financial statements thereafter. SFAS 131 also established standards for related disclosures about products and services, geographic areas and major customers.

     SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits" revises and standardizes certain disclosures which were required under SFAS Nos. 87, 88 and 106. Generally, the new Statement uses a separate but parallel format, eliminates less useful information, requires additional data deemed useful by analysts, and allows some aggregation of presentation. This Statement was adopted by the Company during 1998.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June, 1998 and is effective for all calendar-year entities beginning in January, 2000. This Statement applies to all entities and requires that all derivatives be recognized as assets or liabilities in the balance sheet, at fair values. Gains and losses of derivative instruments not designated as hedges will be recognized in the income statement. The Company has not made an assessment of the expected impact that SFAS No. 133 will have on its financial statements.


============
APPENDIX "A"
============

607.1301 Dissenters' rights; definitions. The following definitions apply to ss. 607.1302 and 607.1320:

(1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.



607.1302  Right of shareholders to dissent.--

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party:

          1. If the shareholder is entitled to vote on the merger, or

          2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

     (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

     (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

     (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

     (e)     Any amendment of the articles of incorporation if
the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

          1. Altering or abolishing any preemptive rights attached to any of his or her shares;

          2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

          3.     Effecting an exchange, cancellation, or
reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

          4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

          5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

          6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

          7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

     (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

(2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

(3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

(4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

(5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.



607.1320  Procedure for exercise of dissenters' rights.--

(1)     (a)     If a proposed corporate action creating
dissenters' rights under s. 607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and
607.1320. A shareholder who wishes to assert dissenters' rights shall:

          1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

          2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under s. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

(2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

(3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

(4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

     (a) Such demand is withdrawn as provided in this section;

     (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

     (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

     (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

(5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

     (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

     (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

(6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

(7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

(9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

(10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

============
APPENDIX "B"
============
              [LETTERHEAD OF ALLEN C. EWING & CO.]




December 2, 1999


Board of Directors
Tarpon Financial Corporation
710 East Tarpon Avenue
Tarpon Springs, Florida 34689

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Tarpon Financial Corporation ("Company"), the holding company for First National Bank ("Bank") of Tarpon Springs, Florida, of the consideration to be paid to the shareholders of the Company by Community National Bancorporation ("Community") of Ashburn, Georgia, as provided by the Agreement and Plan of Merger ("Merger Agreement") entered into by the parties on October 8, 1999. Pursuant to the Merger Agreement, Community will acquire all of the outstanding shares of the Company by offering cash and Community shares for the shares of the Company. The Company will be merged with and into a subsidiary of Community and the Company will cease to exist.

In arriving at our opinion, we have relied upon the accuracy and completeness of the information provided to us by the Company which we have used in the accompanying analysis. We have not conducted an independent verification of such information or performed an independent appraisal of the Company's assets and liabilities.

Based upon the accompanying analysis and our knowledge of and experience in the valuation of Florida banks and their securities, it is our opinion that the consideration to be paid by Community for the common shares of the Company is fair, from a financial point of view, to the shareholders of the Company.

The opinion of Allen C. Ewing & Co. ("Ewing") is directed to the Board of Directors and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the shareholders' meeting held in connection with the proposed transaction. Ewing has not been requested to opine as to, and the opinion does not address, the Board's underlying business decision to support and recommend the acquisition to the shareholders.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement filed by Community in connection with the merger and to the reference to this firm in the related Proxy Statement/Prospectus. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,
ALLEN C. EWING & CO.



By:   /S/ Benjamin C. Bishop, Jr.
    -----------------------------
      Benjamin C. Bishop, Jr.
      President
==========
APPENDIX C
==========





                  AGREEMENT AND PLAN OF MERGER
                               OF
               COMMUNITY NATIONAL BANCORPORATION
                           AND
                 TARPON FINANCIAL CORPORATION

                            ARTICLE I

                           THE MERGER

Section 1.1    Merger.....................................2
Section 1.2    Effect of Merger...........................2
Section 1.3    Directors and Officers.....................3

                           ARTICLE II

                     CONVERSION OF SHARES

Section 2.1    Manner of Conversion.......................3
Section 2.2    Effectuating Conversion....................4
Section 2.3    Laws of Escheat............................6

                           ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF TARPON

Section 3.1    Corporate Organization.....................6
Section 3.2    Capitalization.............................7
Section 3.3    Financial Statements; Filings..............8
Section 3.4    Loan Portfolio.............................9
Section 3.5    Certain Loans and Related Matters.........10
Section 3.6    Authority; No Violation...................10
Section 3.7    Consents and Approvals....................11
Section 3.8    Broker' s Fees............................11
Section 3.9    Absence of Certain Changes or Events......11
Section 3.10   Legal Proceedings.........................11
Section 3.11   Taxes and Tax Returns.....................12
Section 3.12   Employee Benefit Plans....................13
Section 3.13   Title and Related Matters.................14
Section 3.14   Real Estate...............................14
Section 3.15   Environmental Matters.....................15
Section 3.16   Commitments and Contracts.................16
Section 3.17   Regulatory Matters........................16
Section 3.18   State Takeover Laws.......................16
Section 3.19   Insurance.................................16
Section 3.20   Labor.....................................17
Section 3.21   Compliance with Laws......................18
Section 3.22   Transactions with Management..............18
Section 3.23   The S-4/Proxy.............................19
Section 3.24   Deposit Insurance.........................19
Section 3.25   Untrue Statements and Omissions...........19

                           ARTICLE IV

         REPRESENTATIONS AND WARRANTIES OF COMMUNITY

Section 4.1    Organization and Related Matters of
               Community.................................19
Section 4.2    Capitalization............................20
Section 4.3    Authorization.............................20
Section 4.4    Financial Statements......................20
Section 4.5    Absence of Certain Changes or Events......21
Section 4.6    Legal Proceedings.........................21
Section 4.7    Insurance.................................21
Section 4.8    Consents and Approvals....................22
Section 4.9    Regulatory Matters........................22
Section 4.10   Proxy Materials...........................22
Section 4.11   No Broker's or Finder's Fees..............22
Section 4.12   Community Shares to be Delivered..........22
Section 4.13   Untrue Statements and Omissions...........22

                           ARTICLE V

                   COVENANTS AND AGREEMENTS

Section 5.1    Conduct of the Business of Tarpon.........23
Section 5.2    Current Information.......................24
Section 5.3    Access to Properties; Personnel
               and Records...............................25
Section 5.4    Approval of Tarpon Shareholders...........26
Section 5.5    No Other Bids.............................26
Section 5.6    Deadlines.................................26
Section 5.7    Maintenance of Properties.................26
Section 5.8    Environmental Audits......................26
Section 5.9    Title Insurance...........................26
Section 5.10   Surveys...................................27
Section 5.11   Compliance Matters........................27
Section 5.12   Exemption Under Anti-Takeover Statutes....27
Section 5.13   Building Inspection.......................27

                           ARTICLE VI

              ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1    Best Efforts; Cooperation.................27
Section 6.2    Regulatory Matters........................28
Section 6.3    Other Matters.............................28
Section 6.4    Indemnification...........................29
Section 6.5    Current Information.......................29
Section 6.6    Consideration.............................29

                           ARTICLE VII

                 MUTUAL CONDITIONS TO CLOSING

Section 7.1    Shareholder Approval......................29
Section 7.2    Regulatory Approvals......................29
Section 7.3    Litigation................................29

                          ARTICLE VIII

             CONDITIONS TO THE OBLIGATIONS OF TARPON

Section 8.1    Representations and Warranties............30
Section 8.2    Performance of Obligations and
               Settlement of Litigation..................30
Section 8.3    Certificate Representing Satisfaction of
               Conditions................................30
Section 8.4    Absence of Adverse Facts..................30
Section 8.5    Opinion of Counsel........................31
Section 8.6    Consents Under Agreements.................31
Section 8.7    Material Condition........................31
Section 8.8    Matters Relating to Employment
               Agreements................................31
Section 8.9    Resignation of Officers and
               Directors.................................31
Section 8.10   Outstanding Shares of Tarpon..............31
Section 8.11   Dissenters................................32

                           ARTICLE IX

             CONDITIONS TO OBLIGATIONS OF COMMUNITY

Section 9.1    Representations and Warranties............32
Section 9.2    Performance of Obligations................32
Section 9.3    Certificate Representing Satisfaction of
               Conditions................................32
Section 9.4    Absence of Adverse Facts..................32
Section 9.5    Consents Under Agreements.................32


                           ARTICLE X

             TERMINATION, WAIVER AND AMENDMENT

Section 10.1   Termination...............................33
Section 10.2   Effect of Termination.....................34
Section 10.3   Effect of Wrongful Termination............34
Section 10.4   Amendments................................34
Section 10.5   Waivers...................................34
Section 10.6   Non-Survival of Representations and
               Warranties................................34
Section 10.7   Effect of Breach of Warranties............35

                           ARTICLE XI

                         MISCELLANEOUS

Section 11.1   Entire Agreement..........................35
Section 11.2   Notices...................................35
Section 11.3   Severability..............................36
Section 11.4   Costs and Expenses........................36
Section 11.5   Captions..................................37
Section 11.6   Counterparts..............................37
Section 11.7   Governing Law.............................37
Section 11.8   Persons Bound; No Assignment..............37
Section 11.9   Exhibits and Schedules....................37
Section 11.10  Waiver....................................37
Section 11.11  Construction of Terms.....................37




                   AGREEMENT AND PLAN OF MERGER

                                OF

                COMMUNITY NATIONAL BANCORPORATION

                               AND

                   TARPON FINANCIAL CORPORATION


     This AGREEMENT AND PLAN OF MERGER, dated as of the eighth day of October 1999 (this "Agreement"), is by and between Community National Bancorporation, a Georgia corporation and a bank holding company ("Community") and Tarpon Financial Corporation, a Florida corporation and a bank holding company ("Tarpon").

                       WITNESSETH THAT:

     WHEREAS, the respective Boards of Directors of Community and Tarpon deem it in the best interests of Community and Tarpon, respectively, and of their respective shareholders, that Community acquire all of the issued and outstanding capital stock of Tarpon in a statutory merger qualifying as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and pursuant to this Agreement (the "Merger");

     WHEREAS, the Boards of Directors of Community and Tarpon have approved this Agreement and the Board of Directors of Tarpon has directed that this Agreement be submitted to its shareholders for approval and adoption in accordance with the laws of the State of Florida;

     WHEREAS, Community will deliver, or cause to be delivered, to the shareholders of Tarpon the consideration to be paid pursuant to the Merger in accordance with the terms of this Agreement;

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, representations, warranties and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that, in accordance with the applicable laws of the states of Florida and Georgia, the method, terms and conditions of the Merger and the mode of carrying such Merger into effect are and shall be as follows:


                           ARTICLE I

                           THE MERGER

Section 1.1 Merger. Subject to the terms and conditions of this Agreement, Tarpon shall be merged with and into Community pursuant to the Florida Business Corporation Act (the "Florida Act") and the Georgia Business Corporation Code (the "Georgia Code"), and Community shall be the "Surviving Corporation."

Section 1.2     Effect of Merger.

     (a) The "Effective Time of the Merger" shall occur at the time at which Articles of Merger are filed with both the Florida and Georgia Secretaries of State and as soon as practicable (but not more than 10 business days) following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined below) of any Regulatory Authority (as defined below) having authority over the transactions contemplated under this Agreement and (ii) the date on which the shareholders of Tarpon approve the transactions contemplated by this Agreement. As used in this Agreement, "Consent" shall mean a consent, approval or authorization, waiver, clearance, making effective, exemption or similar affirmation by any person pursuant to any contract, permit, law, regulation or order, and "Regulatory Authorities" shall mean, collectively, the Federal Trace Commission (the "FTC"), the United States Department of Justice (the "Justice Department"), the Board of Governors of the Federal Reserve System (the "FRB"), the Office of the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation (the "FDIC"), any state regulatory agencies having jurisdiction over the parties, the National Association of Securities Dealers, Inc. (NASDAQ) and the Securities and Exchange Commission (the "SEC").

     (b)     At the Effective Time of the Merger:

          (i) The Articles of Incorporation of Community in effect immediately prior to the Merger shall become and be the Articles of Incorporation of the Surviving Corporation, and the Bylaws of Community in effect immediately prior to the Merger shall become and be the Bylaws of the Surviving Corporation.

          (ii) Tarpon shall be merged with and into Community and the separate corporate existence of Tarpon shall cease. The Surviving Corporation will be deemed to be the same corporation as each of the Community and Tarpon. The Surviving Corporation shall have all rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the laws of the State of Georgia and shall thereupon and thereafter possess all of the privileges and immunities and franchises, of a private as well as of a public nature, of each of the constituent corporations. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, all choses in action, rights to marks and every other interest of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be any way impaired by reason of the Merger. Except as otherwise provided in this Agreement, the Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in the place of either of the constituent corporations. Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

     (c) The closing of the Merger (the "Closing") shall take place at the principal offices of Tarpon at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date and time and place as the parties hereto may agree (the "Closing Date"). subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.3 Directors and Officers. From and after the Effective Time of the Merger, the directors of Community immediately prior to the Effective Time of the Merger shall become and be the directors of the Surviving Corporation from and after the Effective Time of the Merger, and the officers of Community immediately prior to the Effective Time of the Merger shall become and be the officers of the Surviving Corporation.


                           ARTICLE II

                      CONVERSION OF SHARES

Section 2.1 Manner of Conversion. Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any action on the part of any holder of any shares of Common Stock of Tarpon, par value $0.10 per share ("Tarpon Shares," or, singly, a "Tarpon Share"):

     (a) All Tarpon Shares which are held by Tarpon as treasury stock, if any, shall be cancelled and retired and no consideration shall be paid or delivered in exchange therefor.

     (b) Subject to the terms and conditions of this Agreement, and except with regard to Dissenting Tarpon Shares (as hereinafter defined), each Tarpon Share outstanding immediately prior to the Effective Time of the Merger shall be cancelled and converted into the right to receive at the election of the holder of such share: (i) $24.00 in cash or (ii)
1.60 shares of Community Common Stock, no par value ("Community Shares") (singly or in combination hereinafter referred to as the "Consideration"); provided, that except with respect to Dissenting Tarpon Shares, in no event shall the total Consideration received by any holder of Tarpon Shares for his or her Tarpon Shares consist of Community Shares to the extent of less than sixty percent (60%) of such Consideration. By way of example, subject to the terms and provisions of this Agreement, a shareholder of Tarpon owning 1,000 Tarpon Shares would receive Consideration as follows:

          (i) 1,600 (1.6 X 1,000) Community Shares and no cash, if he/she elects to receive only Community Shares and no cash,

          (ii)    1,280 (1.6 X .8 X 1,000) Community Shares and
$4,800 in cash, if he/she elects to receive 80% of the Consideration in Community Shares and 20% in cash; and

          (iii)   960 (1.6 X .6 X 1,000) Community Shares and
$9,600 in cash, if he/she elects to receive the minimum 60% of the Consideration in Community Shares and 40% in cash.

     All outstanding certificates representing Tarpon Shares shall thereafter represent solely the right to receive the Consideration.

     (c) Each outstanding Tarpon Share, the holder of which has demanded and perfected his demand for payment of the "fair or appraised" value of such share in accordance with Sections
607.1301 through 607.1320 of the Florida Code (the "Dissent Provisions"), to the extent applicable, and has not effectively withdrawn or lost such holder's right to such appraisal (the "Dissenting Tarpon Shares"), shall not be converted into or represent a right to receive the Consideration payable in the Merger but the holder thereof shall be entitled only to such rights as are granted by the Dissent Provisions. Tarpon shall give Community prompt notice upon receipt by Tarpon of any written objection to the Merger and any written demands for payment of the fair or appraised value of Tarpon Shares, and of withdrawals of such demands, and any other instruments provided to Tarpon pursuant to the Dissent Provisions (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"). Each Dissenting Shareholder who becomes entitled, pursuant to the Dissent Provisions, to payment of fair value for any Tarpon Shares held by such Dissenting Shareholder shall receive payment therefor from Tarpon (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissent Provisions) and all of such Dissenting Shareholder's Tarpon Shares shall be cancelled. Tarpon shall not, except with the prior written consent of Community, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by any Dissenting Shareholder. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right to demand payment of fair or appraised value, Tarpon Shares held by such Dissenting Shareholder shall thereupon be deemed to have been converted into the right to receive Consideration consisting of 40% in cash and 60% in Community Shares (the "Standard Consideration"), to be paid as provided in this Agreement.

Section 2.2    Effectuating Conversion.

     (a) Community or such institution as Community may designate shall serve as the exchange agent (the "Exchange Agent"). The Exchange Agent may employ sub-agents in connection with performing its duties. The Letter of Transmittal (as hereinafter defined) will (i) provide for the election by each shareholder of Tarpon to receive a greater proportion of his/her Consideration in the form of Community Shares than 60% (ii) will contain instructions with respect to the surrender of certificates formerly representing Tarpon Shares and the receipt of the Consideration contemplated by this Agreement and (iii) require each holder of Tarpon Shares to transfer good and marketable title to such certificates formerly representing Tarpon Shares to Community, free and clear of all liens, claims and encumbrances. Within ten (10) business days after the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of Tarpon Shares transmittal materials (the "Letter of Transmittal") for use in exchanging their certificates formerly representing Tarpon Shares for the Consideration provided for in this Agreement. As promptly as practicable after receipt of properly completed Letters of Transmittal and stock certificates evidencing Tarpon Shares held by the former holders of Tarpon shares, the Exchange Agent shall disburse the appropriate Consideration on behalf of Community. Amounts that would have been payable to Dissenting Shareholders for Tarpon Shares but for the fact of their dissent in accordance with the provisions of Section 2.1(c) hereof, shall be handled in accordance with and in a manner consistent with the Dissent Provisions.

     (b) At the Effective Time of the Merger, the stock transfer books of Tarpon shall be closed as to holders of Tarpon Shares immediately prior to the Effective Time of the Merger and no transfer of Tarpon Shares by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing Tarpon shares shall, without any action on the part of any holder thereof, no longer represent Tarpon Shares.

     (c) In the event that any holder of Tarpon Shares is unable to deliver any certificate which represents any of such holder's Tarpon Shares, Community, in the absence of actual notice that any Tarpon Shares theretofor represented by any such certificate have been acquired by a bona fide purchaser, may, in its discretion, deliver to such holder the Standard Consideration contemplated by this Agreement to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

          (i)     An affidavit or other evidence to the
reasonable satisfaction of Community that any such certificate has been lost, wrongly taken or destroyed;

          (ii)    Such security and indemnity as may be
reasonably requested by Community to indemnify and hold
Community harmless; and

          (iii) Evidence to the satisfaction of Community that such holder is the owner of the Tarpon Shares theretofor represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate pursuant to his Agreement.

     (d) In the event that the delivery of any Consideration is made to a person other than the person in whose name any certificate representing Tarpon Shares surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or established to the satisfaction of Community that such tax has been paid or is not applicable.

     (e) Until surrendered in accordance with the provisions of this Section 2.2, each certificate representing Tarpon shares shall represent for all purposes the right to receive the Consideration contemplated by this Agreement and shall not represent the right to receive any other consideration, including, but not limited to, dividends of Tarpon or interest with respect to such Consideration.

Section 2.3 Laws of Escheat. If any of the Consideration due to be paid or delivered to the holders of Tarpon Shares is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Community or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws. Any other provision of this Agreement notwithstanding, none of Tarpon, Community, the Exchange Agent nor any other person acting on their behalf shall be liable to a holder of Tarpon Shares for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.


                            ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF TARPON

     Tarpon hereby represents and warrants to Community as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger (except as otherwise provided):

Section 3.1     Corporate Organization.

     (a) Tarpon is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Tarpon has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and Tarpon is duly licensed or qualified to do business where the nature (if the business conducted by it or the character or location of the properties and assets owned or leased by it make such qualification necessary except where the failure to be so licensed or qualified would not have a material adverse effect on the business, assets, operations, financial condition or results of operations (such business, assets, operations, financial condition or results of operations hereinafter collectively referred to as the "Condition") of Tarpon on a consolidated basis. Tarpon is a bank holding company under the Bank Holding Company Act of 1956, as amended, and has one wholly-owned bank (or any other) subsidiary. True and correct copies of the Articles or Certificate of Incorporation and the Bylaws of Tarpon, each as amended to the date hereof, have been delivered to Community.

     (b) First National Bank, Tarpon Springs, Florida, the sole wholly-owned subsidiary of Tarpon ("FN-Bank"), is a bank organized, validly existing and in good standing as a national bank under the laws of the United States. FN-Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and FN-Bank is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the Condition of the Bank. True and correct copies of the Articles of Incorporation and Bylaws of FN-Bank, as amended to the date hereof, have been delivered to Community.

     (c) Each of Tarpon and FN-Bank has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for each of them to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a material adverse effect on the Condition of Tarpon on a consolidated basis.

     (d) Except for FN-Bank, Tarpon does not own any capital stock of any subsidiary, and FN-Bank does not own any capital stock of any subsidiary; Tarpon and FN-Bank do not have any interest in any partnership or joint venture. For purposes of this Agreement, a "subsidiary" means any corporation or other entity of which the party referred to beneficially owns, controls, or has the power to vote, directly or indirectly, more than 5% of the outstanding equity securities.

     (e) The minute books of Tarpon and FN-Bank contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective shareholders and Boards of Directors (including all committees thereof).

Section 3.2     Capitalization.

     (a) The authorized capital stock of Tarpon consists of 500,000 shares of common stock, par value $0.10 per share (herein before and hereinafter referred to as "Tarpon Shares"), 155,000 shares of which as of the date hereof are issued and outstanding (none of which is held in the treasury of Tarpon). All of the issued and outstanding Tarpon Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable. As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Tarpon, or any securities or rights convertible into or exchangeable for shares of capital stock of Tarpon.

     (b) The authorized capital stock of FN-Bank consists of 155,000 shares of common stock, par value $5 per share, 155,000 shares of which as of the date hereof are issued and outstanding (none of which are held in the treasury of FN-Bank) (the "FN-Bank Shares"). All of the issued and outstanding FN-Bank Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable. As of the date hereof, there are no outstanding options, warrants, commitments or other rights or instruments to purchase or acquire any shares of capital stock of FN-Bank, or any securities or rights convertible into or exchangeable for shares of capital stock of FN-Bank.

     (c) Except as may be limited or required by applicable laws relating to banks, all of the issued and outstanding shares of capital stock of FN-Bank:

          (i)     are owned by Tarpon; and

          (ii) are so owned free and clear of all liens and encumbrances and adverse claims thereto.

Section 3.3     Financial  Statements; Filings.

     (a) FN-Bank has previously delivered to Community copies of the financial statements of FN-Bank as of and for the years ended December 31, 1996, 1997 and 1998 and the financial statements of FN-Bank as of and for the period ended June 30, 1999 and FN-Bank shall deliver to Community, as soon as practicable following the preparation of additional financial statements for each subsequent calendar quarter (or other reporting period) or year of FN-Bank, the financial statements of FN-Bank as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the "Financial Statements of FN-Bank").

     (b) FN-Bank has previously delivered to Community copies of the Call Reports of FN-Bank as of and for the years ended December 31, 1996, 1997 and 1998 and the Call Reports of FN-Bank as of and for the period ended June 30, 1999, and FN-Bank shall deliver to Community, as soon as practicable following the preparation of additional Call Reports for each subsequent calendar quarter (or other reporting period) or year of FN-Bank, the Call Reports of FN-Bank as of and for each such subsequent calendar quarter (or other reporting period) or year (such Call Reports, unless otherwise indicated, being hereinafter referred to collectively as the "Call Reports of FN-Bank").

     (c) Tarpon has previously delivered to Community copies of the consolidated financial statements of Tarpon as of and for the years ended December 31, 1996, 1997 and 1998 and the consolidated financial statements of Tarpon as of and for the period ended June 30, 1999, and Tarpon shall deliver- to Community, as soon as practicable following the preparation of additional consolidated financial statements for each subsequent calendar quarter (or other reporting period) or year of Tarpon, the consolidated financial statements of Tarpon as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the "Financial Statements of Tarpon").

     (d) Each of the Financial Statements of Tarpon, each of the Financial Statements of FN-Bank, and each of the Call Reports of FN-Bank (including the related notes, where applicable) have been or will be prepared in all material respects in accordance with generally accepted accounting principles or regulatory accounting principles, whichever is applicable, which principles have been or will be consistently applied during the periods involved, except as otherwise noted therein, and the books and records of Tarpon and FN-Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Each of the Financial Statements of Tarpon, each of the Financial Statements of FN-Bank, and each of the Call Reports of FN-Bank (including the related notes, where applicable) fairly present or will fairly present the financial position of Tarpon on a consolidated basis and the financial position of FN-Bank (as the case may be) as of the respective dates thereof and fairly present or will fairly present the results of operations of Tarpon on a consolidated basis and the results of operations of FN-Bank (as the case may be) for the respective periods therein set forth.

     (e) To the extent not prohibited by law, Tarpon has heretofore delivered or made available, or caused to be delivered or made available, to Community all reports and filings made or required to be made by Tarpon, FN-Bank or any of their respective subsidiaries with the Regulatory Authorities, and will from time to time hereafter furnish, or cause FN-Bank to furnish to Community, upon filing or furnishing the same to the Regulatory Authorities, all such reports and filings made after the date hereof with the Regulatory Authorities. As of the respective dates of such reports and filings, all such reports and filings did not and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (f) Since December 31, 1998, none of Tarpon or FN-Bank has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Condition of Tarpon on a consolidated basis, except obligations and liabilities (i) which are accrued or reserved against in the Financial Statements of Tarpon, the Financial Statements of FN-Bank or the Call Reports of FN-Bank, or reflected in the notes thereto, or (ii) which were incurred after December 31, 1998, in the ordinary course of business consistent with past practices.

Section 3.4 Loan Portfolio. Except as set forth in Disclosure Schedule 3.4, (i) all evidences of indebtedness reflected as assets in the Financial Statements of Tarpon, the Financial Statements of FN-Bank and the Call Reports of FN-Bank as of and for the year ended December 31, 1998, and the period ended June 30, 1999, were as of such dates in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, (ii) the allowances for possible loan losses shown on the Financial Statements of Tarpon, the Financial Statements of FN-Bank and the Call Reports of FN-Bank as of and for the year ended December 31, 1998, and the period ended June 30, 1999, were, and the allowance for possible loan losses to be shown on the Financial Statements of Tarpon, the Financial Statements of FN-Bank and the Call Reports of FN-Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Tarpon and FN-Bank and other extensions of credit (including letters of credit or commitments to make loans or extend credit), and (iii) each such allowance described in (ii) above has been established in accordance with the accounting principles described in Section 3.3(d).

Section 3.5    Certain Loans and Related Matters.  Except as set
forth in Disclosure Schedule 3.5, neither Tarpon nor FN-Bank is a party to any written or oral: (i) loan agreement, note or
borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $5,000 per loan, under the terms of which the obligor is sixty (60) days
delinquent in paymen    IF NO DIRECTION TO THE CONTRARY IS INDICATED,
THIS PROXY WILL BE VOTED FOR PROPOSAL (1).

Dated:                            , 2000
       ---------------------------
     ___________________________________
     Signature(s) of Shareholder(s)

     Please sign exactly as name appears hereon. If shares are held jointly, each shareholder should sign. Agents, executors, administrators, guardians, trustees, etc., should use full title. and if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer.

     Please fill in, date and sign the proxy and return it in the enclosed postpaid envelope.